July 13, 2015

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-10593

Dear Ms. Jenkins:

This letter is being provided to respond to feedback received from members of the SEC Staff (“the Staff” or “the SEC Staff”) during a conference call on June 10, 2015.

I. Executive Summary

A. Background

Since 2012, we have entered into a number of joint ventures with a variety of different features. The accounting for these transactions is complex and requires numerous judgments. As a result of the Staff’s questions, we have re-evaluated our accounting and we, and our auditors BDO USA, LLP (“BDO”), continue to believe that our accounting and presentation is appropriate under U.S. Generally Accepted Accounting Principles (GAAP).

The Company would like to confirm to the Staff that all of its joint ventures have been entered into for valid business purposes, to increase the value of a brand in a manner that we could not have accomplished without our joint venture partners. None of the joint ventures were structured to remove assets from our balance sheet, obtain financing for the Company or shift risk to another party. Our joint venture partners are all well capitalized companies that are in complementary businesses. For example, our partner in Asia, Global Brands Group Asia Limited (“GBG”), is a Hong Kong Exchange listed company with over $3 billion in revenue and is one of the world’s leading branded apparel, footwear, fashion accessories and related lifestyle product companies. GBG licenses many brands, including Disney, Tommy Hilfiger and Marvel.

The Company’s joint ventures are organized below into distinct categories to facilitate the analysis outlined in this submission and our determination of whether the entities in each category are variable interest entities (“VIEs”), and, if so, whether or not the Company is required to consolidate them. Those categories are as follows:

Key Terms
Category	Applicable Joint Venture	Installment Payments[1]	Call[2]	Put[3]	Guarantee[4]	Management Fees for the Company/its Partner[5]
			(^ indicates 5% or less only)	(* indicates floor)

A	Iconix Australia	no	yes	yes	no	no
B	Iconix India	yes	no	no	no	no
C	Ico Brands, Iconix Israel	yes	yes^	no	no	no
D	Iconix SE Asia (October 2013), Iconix MENA	yes	yes	yes* (floor as to Iconix MENA only)	no	5%/15%
E	Ico Canada	yes	yes^	no	yes	no
F	Iconix SE Asia (June 2014 and September 2014)	yes	yes	yes*	yes	5%/15%

[1]	While in past communications these arrangements were referred to as notes receivable, in all but two transactions (Ico Brands and Ico Canada), there were no legal notes between Iconix and the counterparty. Instead, the purchase price in the applicable transaction agreements was bifurcated between a closing payment and payment of the remainder of the purchase price in future installments. This distinction is relevant as typically installment payment arrangements do not include stated interest rates, but rather just a series of fixed payments to be made on pre-determined dates.
[2]	Considered “embedded” under ASC 460.
[3]	Considered “embedded” under ASC 460.
[4]	Where applicable, provided as part of our partner’s due diligence for purchasing its investment and analogous to an indemnity on a representation/warranty in a business combination transaction.
[5]	Where applicable and as a percentage of revenues, the Company receives a monthly fee for its service as the Administrative Manager of the applicable joint venture, and its partner receives a monthly fee for its service as the Local Manager of such joint venture.

B. Prior SEC Feedback

Over the course of our correspondence and discussions with the Staff, we understand that the following were key points made by the Staff in relation to its analysis of whether these joint ventures are VIEs under ASC 810:

•	Purchase price installment payments and, in the case of Ico Brands and Ico Canada, notes receivable (collectively, the “Installment Payments”) create a de facto agency relationship under ASC 810-10-25-43(b). This viewpoint is based on the Staff’s “plain reading” of the ASC guidance, as well as the Staff’s belief that these arrangements are structured components of the transaction that were integral to the negotiations.

•	The put options, call options and guarantees may create disproportionality between Iconix’s voting rights and economics under ASC 810-10-15-14(c)(1). If such disproportionality exists and the Company’s joint venture partner is a de facto agent due to the Installment Payments, then substantially all of the activities will be on behalf of the related party group and the venture will be a VIE under ASC 810-10-15-14(c).

•	As a VIE in this scenario, one of the partners will need to be identified as the primary beneficiary. In the absence of a single party demonstrating they have both power and economics, the Company will need to perform the related party tiebreaker analysis. Specifically, the Staff requested an analysis of which partner is most closely associated with, and the primary beneficiary of its international joint ventures (i) in which the Company’s joint venture partner requested to pay for a portion of its 50% interest in future installments; and (ii) that include puts/calls and/or guarantees. Accordingly, the tiebreaker analysis has been provided for Categories D, E and F.

•	Additionally, some of the put options and/or guarantees may indicate that the obligation to absorb expected losses does not reside in the equity at risk, making the venture a VIE under ASC 810-10-15-14(b)(2).

C. Summary of Iconix Analysis

Below is a summary of the questions and analysis we address in more detail in the following pages.

1. Do the Installment Payments create a de facto agency relationship?

Based on the substance of the arrangements underlying the Installment Payments, as well as prior guidance provided by the Staff in speeches in 2004 and 2008, both of which appear to support a facts and circumstances approach to the de facto agency determination, we do not believe the Installment Payments create a de facto agency relationship and, in addition, we lack the power to control the joint ventures. We believe the combination of these factors precludes consolidation. With respect to the de facto agency question:

•	We cannot control or significantly influence our partners, as they are either independently owned by private third parties (e.g., Buffalo International, MGS Sports Trading, Pacific Brands) or are publicly traded corporations (e.g., Reliance, GBG).

•	In the event our partner fails to make payment, the Company has full recourse against that partner. For example, the Company may sue its partner for payment, enforce and collect on the other assets of its partner and seek judgment against its partner for other damages. To date, all amounts due under the Installment Payment arrangements in each transaction (where they exist) have been paid on a timely basis.

•	Our partners receive the full economic benefit of their interests in the joint ventures, regardless of when the purchase price is paid in full, either at formation or over a period of three to five years. That is, our partner’s voting rights are not affected by the performance (or transfer) of its payment obligations. Rather, those voting rights are the same as if our joint venture partners had paid entirely in cash at the time the joint venture was formed.

•	The Installment Payments were not an integral part of the joint venture or the related negotiations, but rather an accommodation to the Company’s joint venture partner and incidental to the transaction, as indicated by the fact that such arrangements are not part of every joint venture.

•	Not including a stated interest rate for Installment Payments is customary in merger and acquisition transactions.

•	Correspondence between the Staff and Thor Industries, Inc. in May 2011 and correspondence between the Staff and Regis Corporation in December 2004 both indicate that the existence of a note did not create a de facto agent relationship between the registrant and its joint venture partner.

•	Interpretive guidance from Deloitte LLP (“Deloitte”) indicates factors that a reporting entity should consider in applying ASC 810-10-25-43, demonstrating that circumstances may arise in which two reporting entities need not consider themselves related parties when one of the reporting entities has received its interest through a financing from the other reporting entity.

•	The Company consulted with Ron Lott, a former FASB staff member and the project manager on FIN 46 and FIN 46R. Mr. Lott believes that the existence of the Installment Payments does not, on its own, automatically create a de facto agency relationship. Mr. Lott agreed with the Company’s conclusion that the Installment Payments have not created de facto agency relationships between the Company and its joint venture partners even when considered in conjunction with put options, call options and guarantees, where they exist.

2. Are the Joint Ventures VIEs?

(a) If the joint venture partner is a related party (if the Installment Payments create a de facto agency relationship pursuant to the Staff’s feedback)

In this situation, the primary characteristic to consider is under the conditions set forth in ASC 810-10-15-14(c):

•	Category A – Not a VIE. There is no de facto agency relationship since the purchase price was paid entirely up front and therefore, the “substantially all” criterion in ASC 810-10-15-14(c)(2) is not met. The other VIE characteristics are not met, particularly since there are no guarantees and the put and call options are liquidity features with exercise prices designed to approximate fair value (that is, they do not create any disproportionality under ASC 810-10-15-14(c)(1) or loss protection under ASC 810-10-15-14(b)(2)).

•	Categories B and C – Not VIEs. Since there are no put options or guarantees, (i) the first condition in ASC 810-10-15-14(c)(1) is not met because there is no possibility of disproportionality, and (ii) there are no features that prevent the equity risk holders from fully participating in the obligation to absorb expected losses.

•	Categories D, E, and F – VIEs. The combination of the disproportionality created by the put options and/or guarantees and the de facto agency relationship would create a VIE under ASC 810-10-15-14(c)(1).

(b) If the joint venture partner is not a related party (the Installment Payments do not create a de facto agency relationship)

In this situation, the primary characteristic to consider is whether the partner is protected from the obligation to absorb expected losses, as described in ASC 810-10-15-14(b)(2). ASC 810-10-15-14(c) will not be met because even if there is disproportionality, substantially all of the activities are not on Iconix’s behalf.

•	Category A – Not a VIE. There are no guarantees and the put and call options are liquidity features with exercise prices designed to approximate fair value (that is, there is no loss protection under ASC 810-10-15-14(b)(2)).

•	Categories B and C – Not VIEs. Since there are no put options or guarantees, there are no features that prevent the equity risk holders from fully participating in the obligation to absorb expected losses.

•	Categories D, E, and F – Not VIEs. In our view, the put options do not serve to protect the equity at risk holders as a group but rather redistribute the obligation to absorb losses among the equity at risk holders. The guarantees served as an alternative to a representation and warranty in the agreement. As the joint venture has existing license agreements with guaranteed minimum royalty revenue in excess of the guarantees to the Company’s joint venture partner, the guarantees have de minimis value and therefore do not provide substantive protection.

3. If the Staff’s position is that the joint venture is a VIE (Categories D, E, and F), who is the primary beneficiary?

(a) If the joint venture partner is a related party (if the Installment Payments create a de facto agency relationship)

We do not believe this analysis is required because we do not view our joint venture partners as de facto agents of the Company. However, under an alternative assumption that they are de facto agents, we performed a related party tiebreaker analysis, which is included in the Addendum to this letter. In that hypothetical scenario, we believe that, other than in the case of Ico Canada, Iconix would be more closely aligned with the joint venture than our joint venture partner. See Addendum for details.

(b) If the joint venture partner is not a related party (the Installment Payments do not create a de facto agency relationship)

We do not think Iconix is the primary beneficiary due to the following factors:

•	Iconix cannot unilaterally control the joint venture, as all significant decisions and activities related to the operations of the joint venture require either (x) unanimous approval by the joint venture’s Board, on which each partner has equal representation, or (y) unanimous approval from each of the joint venture partners as equity holders of the joint venture.

•	The design of the venture serves to substantially benefit both parties, not favor one party over the other.

II. Detailed Analysis

A. Installment Payments and De Facto Agency Analysis

The Company would first like to address the Staff’s position that, where the Company was willing to accept Installment Payments as part of the consideration for its partner’s purchase of a 50% interest in a joint venture, the existence of the Installment Payments creates a de facto agency relationship between the Company and its joint venture partner, causing the joint venture to be considered a variable interest entity (“VIE”) under ASC 810-10-15-14(c). During the June 10th call, the Staff indicated that its position with respect to the Installment Payments was based on a “plain reading” of the language in ASC 810-10-25-43 coupled with informal outreach that the Staff had conducted with the “Big Four” audit firms.

In this regard, the Company respectfully disagrees with the Staff’s position. Rather, we believe our historic view that the Installment Payments alone do not establish a de facto agency relationship with our joint venture partners is consistent with the Staff’s publicly communicated views, general practice and the intent of the professional literature on this point.

1. Publicly Communicated Staff Views. We believe prior guidance from the Staff, specifically as outlined in a 2004 speech,6 is consistent with our position that the mere presence of a loan or an obligation to pay a purchase price through future installments does not constitute a de facto agency relationship. Rather, in making the overall assessment, all of the relevant facts and circumstances should be considered. We believe this holistic approach is appropriate because the evaluation required by ASC 810-10-15-14(c)(2) is particularly subjective. We also believe many practitioners shared this view of the Staff’s speech at the time it was given. See Appendix A to this letter for details.

As stated in prior responses, our primary purpose in forming international joint ventures is to bring our brands to market more quickly and efficiently, generating greater short- and long-term value from our brands in a way that we believe we could not do by internally building out wholly-owned operations ourselves across a multitude of regional or local offices. Our partners are well capitalized, have substantial personnel resources, and have an expert understanding of their local market through retail relationships, wholesale networks and general business contacts. The joint venture’s principal purpose of licensing trademarks in the subject territory is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (as a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner whose regional primary businesses include branded apparel and lifestyle products, retail operations, distribution, marketing, design, licensing and brand management.

We do not control, nor can we significantly influence, our partners, as they are either independently owned by private third parties (e.g., Buffalo International, MGS Sports Trading, Pacific Brands) or are publicly traded corporations (e.g., Reliance, GBG). Our joint venture partners are all well capitalized companies that are in complimentary businesses. For example, our partner in Asia, GBG, is a Hong Kong Exchange listed company with over $3 billion in revenues that is one of the world’s leading branded apparel, footwear, fashion accessories and related lifestyle product companies. GBG licenses many other brands, including Disney, Tommy Hilfiger and Marvel. Neither the Company nor any of its joint venture partners is prevented by the other from fully pursuing its own independent interests. We believe the Staff’s views, specifically as outlined in a 2008 speech,7 are consistent with our position that because we cannot control nor significantly influence our partner, and because no partner is prevented from pursuing its own interest, a related party or a de facto agency, relationship does not exist.

Our partners receive the full economic benefit of their interests in the joint ventures, regardless of when the purchase price is paid in full–either at formation or over a period of three to five years– and the existence of the Installment Payments does not affect in any way the rights of our joint venture partners. Further, obtaining financing from the Company was not required or integral to the transaction for the other party to enter into the joint venture. In fact, the other party could determine how to finance its interest in the joint venture and had the financial means to pay in full at formation. The presence of the Installment Payments (where it exists) was a

[6]	Remarks before the 2004 AICPA National Conference on SEC and PCAOB Developments by Jane D. Poulin, Associate Chief Accountant, Office of the Chief Accountant, on December 6, 2004.
[7]	Remarks before the 2008 AICPA National Conference on SEC and PCAOB Developments by Robert B. Malhotra, Professional Accounting Fellow on December 8, 2008.

normal part of negotiations where our partner attempted to obtain the best terms possible from the Company, and we agreed to Installment Payments as an accommodation because the Company is well-capitalized with strong cash flows from operations and was confident that its joint venture partner was also well-capitalized and had the resources to satisfy its obligation to make the Installment Payments. The Company’s right to receive the Installment Payments (where it exists) may be held, sold or pledged at the Company’s discretion. To date, all of the Installment Payments have been paid in accordance with their contractual terms. Nevertheless, in the event our partner fails to satisfy its obligations under the Installment Payments, the Company can seek full recourse against that partner. In addition, a joint venture partner’s obligation to make Installment Payments is not linked to its voting rights in the joint venture. Even if the partner defaults on its obligations under the Installment Payments, its voting and economic rights in the joint venture remain unchanged. That is, our partner’s voting rights are not affected by the performance (or transfer) of its payment obligations. Rather, those voting rights are the same as if our joint venture partners had paid entirely in cash at the time the joint venture was formed. As such, the existence of the Installment Payments does not facilitate the organization of an entity with non-substantive voting rights as contemplated in ASC 810-10-15-14(c)(2).

2. General Practice – De Facto Agency Analysis. We are aware of at least two instances similar to the Company’s situation in which the Staff appears to have accepted a registrant’s conclusion that notes receivable did not result in a de facto agency relationship when that registrant financed another party’s interest in a joint venture.8

In the case of Thor Industries, Inc. (“Thor Industries”), Thor Industries asserted that in making the determination that its joint venture partner was not a related party or de facto agent, it was important to understand that the transactions were not structured to avoid consolidation and that it evaluated the facts and circumstances, which indicated the arrangement was not structured to achieve an accounting result. We again affirm that our joint venture transactions were not structured to avoid consolidation or achieve a specific accounting result, but rather were part of an overall strategy to grow our business through 50/50 joint ventures with well-capitalized, established and connected local business partners who looked to profit from ownership in lucrative intellectual properties.

Similarly, Regis Corporation (“Regis”) concluded for qualitative reasons that the existence of a note receivable to another variable interest holder in an entity did not constitute a de facto agency relationship. Regis cited the borrower’s credit strength and its ability to obtain financing from third parties as evidence for its conclusion. Both of those factors are true of the joint venture partners who are making Installment Payments to Iconix, consistent with our analysis that our partners are not de facto agents.

3. Intent of the Standard. The VIE guidance model was developed, in part, to ensure a company does not improperly move underperforming assets to an unconsolidated entity and to eliminate the use of off-balance sheet financing through structured transactions. The Installment Payments were not used to structure 50/50 joint ventures in which the voting rights of one partner are

[8]	See Thor Industries, Inc.’s EDGAR correspondence dated May 3, 2011 related to the Form 10-K for the year ended July 31, 2010 and Form 10-Q for the quarter ended April 30, 2010. See also Regis Corporation’s EDGAR correspondence dated December 23, 2004 related to Form 10-K for the year ended June 30, 2004.

non-substantive. As detailed in our May 6th letter, those activities that require unanimous approval by the joint venture’s Board—on which each partner has equal representation—or unanimous approval from each joint venture partner, are substantial and intended to ensure that no partner can unilaterally make significant decisions on behalf of the joint venture. The Installment Payments (where they exist) were incidental to the transactions and were not created to finance the purchase of underperforming assets as a means of removing such assets from our balance sheet. Rather, the trademarks, license agreements and related intellectual property assets had minimal associated expenses, had historically been profitable under a licensing model and were projected to continue to be profitable at the time of formation of the joint venture. Further, the trademarks, license agreements and related intellectual property assets were not removed from the Company’s balance sheet to provide off-balance sheet financing. The Company is well-capitalized with access to capital markets, possesses a BBB corporate rating from Standard & Poors and has historically been able to obtain debt and equity financing through a variety of established sources.

We believe the guidance in subparagraph 14(c)(2), including de facto agents, was intended to capture structures that are designed (i) to facilitate non-substantive voting arrangements and/or to remove underperforming assets from the reporting entity’s balance sheet and (ii) to eliminate the use of off-balance sheet financing through structured transactions. None of these factors are characteristic of the Company’s investments in its joint ventures. For these reasons, we continue to believe judgment is necessary to assess the substance of an Installment Payment arrangement between equity investors. While we appreciate the Staff’s reference to a “plain reading” of the literature, we believe our analysis of the facts and circumstances is more reflective of the substance of the joint ventures and the professional literature. Indeed, we note the de facto agency guidance emphasizes the need for judgment.9

With respect to a proper understanding of the intent of the de facto agency guidance, the Staff indicated it performed outreach on a no-name basis with the “Big Four” audit firms, some of which agreed with the Staff’s understanding that the existence of an Installment Payment arrangement results in a de facto agency relationship.10 Naturally, our understanding of the literature has been limited to information that is available in the public realm. Nevertheless, we recently discussed the facts and circumstance of the joint ventures discussed in this letter with Mr. Lott, who indicated his belief that paragraph 810-10-25-43(b) states that a party who

[9]	See Appendix B to this letter, paragraph D43. While focused on sale or transfer restrictions, we believe the need for judgment applies to the entire de facto agency analysis based on the total mix of information. Had the FASB intended portions of the de facto analysis to require judgment based on all facts and circumstances, while other portions employ strict pass/fail criteria (i.e., the mere existence of a note), it would have been evident in the standard.
[10]	During the June 10th call, one member of the Staff stated the absence of a market rate of interest on the Installment Payments was a substantive indicator that a de facto agency relationship exists. In all but two transactions (Ico Brands and Ico Canada), there were no legal notes between Iconix and the counterparty. Instead, the purchase price in the transaction agreements were bifurcated between a closing payment and payment of the remainder of the purchase price in future installments. This distinction is relevant, as typically installment payment arrangements in M&A transactions do not include stated interest rates, but rather just a series of fixed payments on pre-determined dates. Even if there were stated interest rates, in a very low interest rate environment for a relatively short term deferral of payment, we do not believe a market interest rate (e.g., 3-5% or more) changes the analysis. The dollar amount of any interest would be minimal. Further, whether or not a stated interest rate exists does not affect the substance of our joint venture partner’s voting rights under 810-10-15-14(c)(2).

received interests in a variable interest entity as a contribution or a loan from the reporting entity is considered to be a de facto agent of the reporting entity. That paragraph does not explicitly address a party that received a loan from the reporting entity to buy that interest. Therefore, the existence of the Installment Payments does not, by itself, automatically create a de facto agency relationship.

Based on the facts made available to him, Mr. Lott did not conclude that the Installment Payments were tantamount to loans of equity interests from Iconix to its joint venture partner.11 Rather, he agreed with our conclusion that the installment payments have not created a de facto agency relationship with the joint venture partners, even when considered in conjunction with related puts, calls, and guarantees.

Further, Deloitte has issued interpretive guidance12 outlining some factors that a reporting entity should consider in applying ASC 810-10-25-43, indicating that circumstances may arise in which two reporting entities need not consider themselves related parties when one of the reporting entities has received its interest through a financing from the other reporting entity. For the Staff’s consideration, these factors as they relate to the Company’s joint ventures include:

•	we do not control, nor can we significantly influence, our partner;

•	our partner receives the full benefits of its financed interest in the joint venture;

•	our partner was not required to obtain financing from us;

•	should our partner fail to make payments under the Installment Payment arrangements, we have full recourse against it;

•	we have the right to sell, pledge or receive the Installment Payments at our discretion; and

•	to date, all of the amounts owed under the Installment Payment arrangements in each transaction (where they exist) have been paid on a timely basis.

The Company believes these factors support the conclusion that the Company and each of its joint venture partners do not have a de facto agency relationship.

Based on the foregoing—our historic understanding of the SEC Staff’s stated views, our survey of practice as reflected in certain EDGAR correspondence of other registrants, our recent discussions with the project manager on FIN 46 and FIN 46(R), and our reliance on interpretive guidance issued by Deloitte, we do not believe the rationale underpinning ASC 810-10-15-14(c)(2) is applicable to our joint ventures. We understand that Mr. Lott and our independent auditors agree with our view on this point. As such, we respectfully request the SEC Staff to reconsider its views on this matter.

4. Alternative Considerations. In connection with our ongoing dialogue with the Staff, we considered an alternative scenario in which a de facto agency relationship was deemed to exist

[11]	Mr. Lott has not performed any independent research as to the factual details of our joint ventures.
[12]	“Consolidation of Variable Interest Entities – A Roadmap to Applying the Variable Interest Entities Consolidation Model” – issued in March 2010 by Deloitte.

for those joint ventures where we hold the right to receive Installment Payments from our partner. As the Staff is aware, most of the periods over which these payments must be made are relatively short term, e.g., three to five years. If we ultimately conclude those joint ventures should be consolidated (see further analysis below), the de facto agency relationship would end when all of the Installment Payments are made, which would result in deconsolidation at that time because we would be deemed to share power with an unrelated joint venture partner. We note that in at least two instances, the Staff has accepted similar deconsolidation conclusions as a result of a de facto agency/related party relationship ending.13

Deconsolidation would likely result in a significant gain based on the fair value of the underlying assets (or businesses, as the case may be) at that time. We do not believe deconsolidation (based on payments of all of the Installment Payments) would more accurately reflect our relationships with our joint venture partners and the Company’s performance as compared to our historic accounting at the formation of the joint ventures. Rather, we believe a gain upon formation more accurately reflects the underlying transactions, as the subsequent satisfaction of all payment obligations under the Installment Payments was pre-determined.

B. Put Options and Guarantees

Next, the Company would like to address the Staff’s position that, in the instances where the Company has made guarantees to its joint venture partner and/or the Company’s joint venture partner has the right to put all or a portion of its interest to the Company, the Staff believes the existence of these features causes the equity holders as a group to lack the obligation to absorb expected losses under ASC 810-10-15-14(b)(2).

With respect to the guarantees, we have previously indicated in our May 6th letter to you that the amount of exposure absorbed by the guarantees is de minimis, as the joint venture has existing license agreements with guaranteed minimum royalty revenue substantially in excess of the guarantee amounts. Consequently, we concluded these guarantees should not impact our VIE analysis under ASC 810-10-15-13A through 13B. Rather, they were provided as part of our partner’s due diligence for purchasing its investment. We believe these guarantees are similar to standard representations and warranties that commonly accompany business combination transactions as to the validity of the underlying assets. However, if the guarantees were considered substantive, we agree that the equity investors as a group would lack the condition in paragraph 15-14(b)(2), causing such entities to be VIEs at inception. As indicated below, this conclusion would only affect two of the joint ventures (Ico Canada and Iconix SE Asia). However, we believe the ultimate conclusion to account for our investments in those two entities using the equity method would not change, as further explained herein.

With respect to the put options, during the June 10th call, the Staff stated that the puts cause the JVs in which they exist to fail the condition in paragraph 15-14(b)(2), although the Staff did not clearly explain the basis for that view. We indicated in our May 6th letter to you that the options

[13]

See Towers Watson & Co.’s EDGAR correspondence dated February 24, 2015 related to the Form 10-K for the year ended June 30, 2014 and to the Form 10-Q for the quarter ended December 31, 2014. See also AV Homes, Inc.’s EDGAR correspondence dated October 27, 2014 related to the Form 10-K for the year ended December 31, 2013 and to the Form 10-Q for the quarter ended June 30, 2014 are embedded in the underlying shares (see our response to comment 9 of that letter). Because the options are not freestanding, the put options simply reallocate expected losses within the equity at risk instruments and therefore the equity holders as a group continue to absorb all expected losses. Thus, the JVs are not VIEs due to the existence of the put options.

Our conclusion is consistent with at least two interpretive publications addressing embedded put options. PwC states:

We believe that the FASB included this characteristic to identify entities designed to protect the group of equity investors from suffering expected losses caused by the predominant risks of the entity…through arrangements or contracts that are associated with the entity that reside outside the equity at risk instruments (emphasis added).14

In addition, EY states:

To be considered a voting interest entity, the equity owners, as a group, must have the obligation to absorb the expected losses of the entity through the equity investments they hold…. We believe this means that, by design, for an entity to be considered a voting interest entity, the holders of the equity investment at risk cannot be shielded from the risk of loss on any portion of their investment by the entity itself or by others that are involved with the entity. That is, the holders of the equity investment at risk must absorb losses in the entity first and be subject to a total loss on their investment before exposing the other variable interest holders to loss (i.e., the holders of the equity investment must absorb the first dollar risk of loss).15

III. Conclusion

In summary, we stand firmly behind the analysis that there is no de facto agency relationship and continue to believe that applying the equity method of accounting is appropriate.

Please refer to the attached Addendum for detailed VIE analyses for our joint ventures.

*****

[14]	Accounting for Variable Interest Entities 2013 edition, Section 4.2.4, pg. 4-32.
[15]	Consolidation and the Variable Interest Model 2014 edition, Section 7.3.2, pg. 154.

Please be advised that this letter and the attached Addendum have been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ Neil Cole
Neil Cole
Chief Executive Officer

/s/ David Blumberg
David Blumberg
Interim Chief Financial Officer from March 31, 2015 to July 5, 2015

cc:	Myra Moosariparambil
John Archfield
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro
BDO USA, LLP National Office

Addendum

With the acknowledgement of the above, pursuant to the Staff’s request and based on the feedback received from the Staff, the Company presents a series of categorical analyses on its joint ventures as within the VIE model.

The Company’s joint ventures have been sorted into distinct categories for the purposes of presenting an analysis for each category to determine whether the entities in that category are VIEs, and, if so, whether or not the Company is the primary beneficiary under the VIE model. Those categories are as follows:

Key Terms
Category	Applicable Joint Venture	Installment Payments[16]	Call	Put	Guarantee[17]	Management fees for the Company/its Partner[18]
			(^ indicates 5% or less only)	(* indicates floor)

A	Iconix Australia	no	yes	yes	no	no
B	Iconix India	yes	no	no	no	no
C	Ico Brands, Iconix Israel	yes	yes^	no	no	no
D	Iconix SE Asia (October 2013), Iconix MENA	yes	yes	yes* (floor as to Iconix MENA only)	no	5%/15%
E	Ico Canada	yes	yes^	no	yes	no
F	Iconix SE Asia (June 2014 and September 2014)	yes	yes	yes*	yes	5%/15%

[16]	While in past communications these arrangements were referred to as Notes Receivable, in all but two transactions (Ico Brands and Ico Canada), there were no legal notes between Iconix and the counterparty. Instead, the purchase price in the transaction agreements were bifurcated between a closing payment and payment of the remainder of the purchase price in future installments. This distinction is relevant as typically installment payment arrangements in M&A transactions do not include stated interest rates, rather just a series of fixed payments on future dates.
[17]	Where applicable, provided as part of our partner’s due diligence for purchasing its investment and analogous to an indemnity on a representation/warranty in a business combination transaction.
[18]	Where applicable and as a percentage of revenues, the Company receives a monthly fee for its service as the Administrative Manager of the applicable joint venture, and its partner receives a monthly fee for its service as the Local Manager of such joint venture.

Category A: Iconix Australia

Joint Venture Contains the Following Features:
Category	Installment Payments	Call	Put	Guarantee	Management Fees

A	no	yes	yes	no	no

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with the Company’s analysis and conclusion underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

The equity instruments subject to the call or the put will remain outstanding after the option is exercised, if ever. Therefore, the equity instruments themselves will continue to participate significantly in profits and losses, whether or not such options exercised.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable. There are no subordinated interests.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Not applicable; the joint venture partner purchased its 50% interest entirely with cash at closing.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. The amount of equity at risk is sufficient because the trademarks, license agreements and related intellectual property assets contributed to the joint venture are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, the joint venture can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e., trademarks or the economic rights to trademarks through an exclusive, royalty-free perpetual master license agreement between Iconix and the joint venture) to operate. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the formation of the joint venture. Based on management’s experience with licensing and brand management, the initial equity contributed by the Company and its partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

Not applicable. As a group, the holders of the equity investment at risk (the Company and its partner together) have the ability through 50/50 voting rights to make significant decisions about the joint venture. All significant decisions affecting the joint venture will be made by the managers who are appointed by the Company and its partner, or by the Company and its partner unanimously as equity holders. No other outside entity will have any influence over the joint venture’s activities.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

This characteristic does not apply as expected losses are allocated 50/50 between the Company and its partner. No holder of equity at risk is directly or indirectly protected from the expected losses. No other party is entitled to income or responsible to absorb losses of the joint venture. In this context, we note the put options simply reallocate expected losses between the equity at risk instruments and are embedded in those instruments (i.e., the puts are not freestanding).

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic does not apply as both the Company and its partner have a 50/50 right to receive the expected residual returns of the joint venture. The returns are not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company believes the first characteristic has not been met as the voting rights of the joint venture partners are proportionate to their obligations to absorb losses and their rights to receive returns. Additionally, the formula for pricing the put options is identical to that of the call options and each is meant to represent fair market value at the date of exercise, thus noting that the voting rights of each partner is proportional to their respective overall economics. Further, the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both the Company and its partner. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of the joint venture’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.

This factor has not been met. The trademarks, license agreements and related intellectual property rights that were contributed were not underperforming – the fair value of the trademarks (based on cash flow projections) exceeded the carrying value.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in a specific territory (i.e., Australia) to 3rd parties – unrelated to the Company or its partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell products to the Company.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.

This factor has not been met. The entity’s only activities are licensing the trademarks and rights in the joint venture’s territory (see above) to 3rd parties – unrelated to either the Company or its partner- and purchasing or licensing 3rd party brands. There are no products being purchased from the Company.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.

This factor has not been met, as the option included in the agreement is for the Company to call a 5% interest from its partner, as determined by a formula as set forth in the operating agreement. It is based on trailing-twelve month royalty revenue and year-on-year growth rate, which is meant to approximate fair value at the date of exercise. The call options are only exercisable for a six-month period following the two-year anniversary of the formation of the joint venture. The put option is not exercisable until at least four years after the formation of the joint venture for the all the partner’s outstanding interest in the joint venture, the pricing for which is determined by the same formula as the call option, also meant to approximate fair value at the date of exercise.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.

This factor has not been met. There are no forced capital calls after the Company and its partner contribute their initial contribution (both have same obligation), and if additional capital is needed, it would be required to be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.

Not applicable; this joint venture will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.

This factor has not been met. Although the Company contributed the trademarks, license agreements and related intellectual property assets in the joint venture’s territory (see above) to the joint venture, it had no business activity and no operations in or devoted to Australia. The joint venture is responsible to sign new license agreements and to keep the brands relevant in the joint venture territory, which is the core business of the joint venture.

•	Substantially all of the entity’s assets are leased to the reporting enterprise.

This factor has not been met. The only assets contributed to the joint venture were the trademarks, license agreements and related intellectual property rights in the joint venture territory (see above). They were contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to other joint ventures; the trademarks in the joint venture territory are of relatively minor value compared to the Company’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in the joint venture territory (see above) to 3rd parties – unrelated to either the Company or its partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by the joint venture.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.

The principal purpose of the joint venture, that being to license trademarks in the joint venture territory (see above), is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner, Pac Brands, a consumer products company headquartered in Australia and responsible for manufacturing, selling and marketing a diverse portfolio of brands throughout Australia and New Zealand.

Category B joint ventures: Iconix India

Joint Venture Contains the Following Features:
Category	Installment Payments	Call	Put	Guarantee	Management Fees

B	yes	no	no	no	no

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with the Company’s analysis and conclusion underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

Not applicable. All equity interests in the joint venture participate in all profits and losses.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable. There are no subordinated interests.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

The note receivable the Company accepted from its joint venture partner as a portion of the initial consideration would not be considered “at risk”

initially. However, the approximate 50% portion of equity representing the Company’s ownership interest, as well as the portion for which cash was received from the other Partner, are considered at risk.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% even when excluding the portion of equity payable in future installments. This amount of equity at risk is sufficient because the trademarks, license agreements and related intellectual property assets contributed to the joint venture are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, the joint venture can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e., trademarks or the economic rights to trademarks through an exclusive, royalty-free perpetual master license agreement between Iconix and the joint venture) to conduct its operations. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the formation of the joint venture. Based on management’s experience with licensing and brand management, the initial equity contributed by the Company and its partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

Not applicable. As a group, the holders of the equity investment at risk (the Company and its partner together) have the ability through 50/50 voting rights to make significant decisions about the joint venture. All significant decisions affecting the joint venture will be made by the managers who are appointed by the Company and its partner, or by the Company and its partners unanimously as equity holders. No other outside entity will have any influence over the joint venture’s activities.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Not applicable. Expected losses, although minimal, are to be split 50/50 between the Company and its partner. No holder of equity at risk is directly or indirectly protected from the expected losses. No other party is entitled to income or responsible to absorb losses of the joint venture.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic does not apply as both the Company and its partner have a 50/50 right to receive the expected residual returns of the joint venture. The returns are not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company believes the first characteristic has not been met as the voting rights of the joint venture partners are proportionate to their obligations to absorb losses and their rights to receive returns. Additionally, the voting rights of each partner is proportional to their respective overall economics. Further, the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both the Company and its partner, based on the conclusion that the partner is not a de facto agent of the Company. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of the joint venture’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.

This factor has not been met. The trademarks, license agreements and related intellectual property assets that were contributed were not underperforming – the carrying value of the trademarks was zero and therefore had no impact on the Company’s balance sheet.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in India to 3rd parties – unrelated to the Company or its partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell products to the Company.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.

This factor has not been met. The entity’s only activities are licensing the trademarks and rights in India to 3rd parties – unrelated to either the Company or its partner- and purchasing or licensing 3rd party brands. There are no products being purchased from the Company.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.

This factor has not been met as there are no put or call options for Iconix or Reliance.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.

This factor has not been met. There are no forced capital calls after the Company and its partner contribute their initial contribution (both have same obligation), and if additional capital is needed, it would be required to be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.

Not applicable- this joint venture will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.

This factor has not been met. Although the Company contributed the trademarks, license agreements and related intellectual property assets in India to the joint venture, it had no business activity and no operations in or devoted to India. The joint venture is responsible to sign new license agreements and to keep the brands relevant in India, which is the core business of the joint venture.

•	Substantially all of the entity’s assets are leased to the reporting enterprise.

This factor has not been met. The only assets contributed to the joint venture were the trademarks, license agreements and related intellectual property assets in India. It was contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to other joint ventures; the trademarks in India are of relatively minor value compared to the Company’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in India to 3rd parties – unrelated to either the Company or its partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by the joint venture.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.

The principal purpose of the joint venture, that being to license trademarks in the joint venture territory (see above), is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner, Reliance Brands Limited, an affiliate of Reliance Industries Limited, India’s largest private sector enterprise. Reliance Brands Limited was founded in 2007 by Darshan Mehta and specializes in retail operations, real estate development, public relations and marketing within the joint venture territory.

Category C: Ico Brands, Iconix Israel

Joint Venture Contains the Following Features:
Category	Installment Payments	Call	Put	Guarantee	Management Fees

C	yes	yes	no	no	no

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with the Company’s analysis and conclusion underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

The equity instruments subject to the call option will remain outstanding after the call option is exercised, if ever. Therefore, the equity instruments themselves will continue to participate significantly in profits and losses, whether or not such call option is exercised.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable. There are no subordinated interests.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

The Installment Payment arrangements the Company accepted from its joint venture partner as a portion of the initial consideration would not be considered “at risk” initially. However, the approximate 50% portion of equity representing the Company’s ownership interest, as well as the portion for which cash was received from the other partner, are considered at risk.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% even when excluding the portion of equity that we agreed to accept payment for in future installments of that was financed for our partner. This amount of equity at risk is sufficient because the trademarks, license agreements and related intellectual property assets contributed to the joint venture are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, the joint venture can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e., trademarks or the economic rights to trademarks through an exclusive, royalty-free perpetual master license agreement between Iconix and the joint venture) to conduct its operations. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the formation of the joint venture. Based on management’s experience with licensing and brand management, the initial equity contributed by the Company and its partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

Not applicable. As a group, the holders of the equity investment at risk (the Company and its partner together) have the ability through 50/50 voting rights to make significant decisions about the joint venture. All significant decisions affecting the joint venture will be made by the managers who are appointed by the Company and its partner, or unanimously by the Company and its partner as equity holders. No other outside entity will have any influence over the joint venture’s activities.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Not applicable. Expected losses, although minimal, are to be split 50/50 between the Company and its partner. No holder of equity at risk is directly or indirectly protected from the expected losses. No other party is entitled to income or responsible to absorb losses of the joint venture.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic does not apply as both the Company and its partner have a 50/50 right to receive the expected residual returns of the joint venture. The returns are not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company believes the first characteristic has not been met as the voting rights of the joint venture partners are proportionate to their obligations to absorb losses and their rights to receive returns. Additionally, the voting rights of each partner are proportional to their respective overall economics. Further, the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both the Company and its partner, based on the conclusion that the partner is not a de facto agent of the Company. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of the joint venture’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.

This factor has not been met. The trademarks, license agreements and related intellectual property assets that were contributed were not underperforming – the fair value of the trademarks (based on cash flow projections) exceeded the carrying value.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in a specific territory (i.e., Canada for Ico Brands and the Israel Territory for Iconix Israel) to 3rd parties – unrelated to the Company or its partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell products of the Company.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.

This factor has not been met. The entity’s only activities are licensing the trademarks and rights in the joint venture’s territory (see above) to 3rd parties – unrelated to either the Company or its partner- and purchasing or licensing 3rd party brands. There are no products being purchased from the Company.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.

This factor has not been met, as the option included in the agreement is for the Company to call a 5% (or less) interest from its partner, as determined by a formula as set forth in the operating agreement. In the case of Ico Brands, it is based on the greater of a certain fixed amount or a variable amount based on a multiple of royalty revenue; in the case of Iconix Israel, it is based on a multiple of historical royalty revenue. In each case, the call price is meant to approximate fair market value at the date of exercise. The call options are not exercisable until at least two years after the formation of the joint ventures. There are no put options.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.

This factor has not been met. There are no forced capital calls after the Company and its partner contribute their initial contribution (both have same obligation), and if additional capital is needed, it would be required to be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.

Not applicable- this joint venture will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.

This factor has not been met. Although the Company contributed the trademarks, license agreements and related intellectual property assets in the joint venture’s territory (see above) to the joint venture, it had no business activity and no operations in or devoted to either Canada or Israel. The joint venture is responsible to sign new license agreements and to keep the brands relevant in the joint venture territory, which is the core business of the joint venture.

•	Substantially all of the entity’s assets are leased to the reporting enterprise.

This factor has not been met. The only assets contributed to the joint venture were the trademarks, license agreements and related intellectual property assets in the joint venture territory (see above). It was contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to other joint ventures; the trademarks in the joint venture territory are of relatively minor value compared to the Company’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in the joint venture territory (see above) to 3rd parties – unrelated to either the Company or its partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by the joint venture.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.

The principal purpose of the joint venture, that being to license trademarks in the joint venture territory (see above), is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (a brand management and licensing company with operations in the U.S., the

U.K. and Luxembourg) and its partner. In the case of Ico Brands, the Company’s joint venture partner is BIU Sub, Inc. (“BIU Sub”). Based in Montreal, Canada, its management team has extensive experience working in the apparel industry. Since founding the Buffalo brand in 1985, the management team has established over 3,000 points of distribution for the brand, including 20 branded, standalone stores. Canada is a market where BIU Sub has significant relationships with wholesalers and retailers. In the case of Iconix Israel, the Company’s joint venture partner is M.G.S. Sports Trading Limited (“MGS”). Established in 1986 by Gideon Moliov, MGS is the largest wholesale apparel company in Israel. MGS is one of Israel’s leading companies in sports and fashion and is a distributor and/or licensee for Adidas, Converse, Diadora, Superga and many other brands. MGS has over 1,500 employees and operates over 70 retail stores including Mega Sport, the largest sports chain in Israel.

Category D: Iconix SE Asia (October 2013), Iconix MENA

Joint Venture Contains the Following Features:
Category	Installment Payments	Call	Put	Guarantee	Management Fees

D	yes	yes	yes	no	yes

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with the Company’s analysis and conclusion underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

The equity instruments subject to the call or the put will remain outstanding after the option is exercised, if ever. Therefore, the equity instruments themselves will continue to participate significantly in profits and losses, whether or not such options are exercised.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable. There are no subordinated interests.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

The Installment Payment arrangements the Company accepted from its joint venture partner as a portion of the initial consideration would not be considered “at risk” initially. However, the approximate 50% portion of equity representing the Company’s ownership interest, as well as the portion for which cash was received from the other partner, are considered at risk.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% even when excluding the portion of equity that we agreed to accept payment for in future installments. This amount of equity at risk is sufficient because the trademarks, license agreements and related intellectual property assets contributed to the joint venture are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, the joint venture can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e., trademarks or the economic rights to trademarks through an exclusive, royalty-free perpetual master license agreement between Iconix and the joint venture) to conduct its operations. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the formation of the joint venture. Based on management’s experience with licensing and brand management, the initial equity contributed by the Company and its partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

Not applicable. As a group, the holders of the equity investment at risk (the Company and its partner together) have the ability through 50/50 voting rights to make significant decisions about the joint venture. All significant decisions affecting the joint venture will be made by the managers who are appointed by the Company and its partner, or unanimously by the Company and its partner as equity holders. No other outside entity will have any influence over the joint venture’s activities.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

This characteristic does not apply as expected losses are allocated between the Company and its partner. No holder of equity at risk is directly or indirectly protected from the expected losses. No other party is entitled to income or responsible to absorb losses of the joint venture. In this context, we note the put options simply reallocate expected losses between the equity at risk instruments and are embedded in those instruments (i.e., the puts are not freestanding).

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic does not apply as both the Company and its partner have a 50/50 right to receive the expected residual returns of the joint venture. The returns are not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company passed on performing an analysis on the first characteristic as the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both the Company and its partner, based on the conclusion that the partner is not a de facto agent of the Company. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of the joint venture’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.

This factor has not been met. The trademarks, license agreements and related intellectual property assets that were contributed were not underperforming – the fair value of the trademarks (based on cash flow projections) exceeded the carrying value.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in a specific territory (i.e., Southeast Asia territory for Iconix SE Asia and the Middle East Territory for Iconix MENA) to 3rd parties – unrelated to the Company or its partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell products to the Company.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.

This factor has not been met. The entity’s only activities are licensing the trademarks and rights in the joint venture’s territory (see above) to 3rd parties – unrelated to either the Company or its partner- and purchasing or licensing 3rd party brands. There are no products being purchased from the Company.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.

In the case of Iconix SE Asia, this factor has been met, as the call option to call a 5% interest from its partner, which is only exercisable for a six-month period following the two-year anniversary of the formation of the joint venture, is for a fixed amount. The put option (and the Company’s corresponding 5-year call option), which is for the entirety of the joint venture partner’s outstanding equity interest in the joint venture, is not exercisable until at least five years after the formation of the joint venture, the pricing for which is determined by multiple of certain historical royalties plus cash in the entity at the time of exercise, meant to approximate fair market value at the date of exercise.

In the case of Iconix MENA, this factor has been met as the call option, which is only exercisable for a six-month period following the two-year anniversary of the formation of the joint venture, is for a fixed amount. The put option (and the Company’s corresponding 5-year call option), which is not exercisable until at least five years after the formation of the joint venture, is determined the greater of a formula based on historical royalties, meant to approximate fair value, or a fixed minimum purchase price.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.

This factor has not been met. There are no forced capital calls after the Company and its partner contribute their initial contribution (both have same obligation), and if additional capital is needed, it would be required to be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.

Not applicable- this joint venture will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.

This factor has not been met. Although the Company contributed the trademarks, license agreements and related intellectual property assets in the joint venture’s territory (see above) to the joint venture, it had no business activity and no operations in or devoted to either Southeast Asia or the Middle East. The joint venture is responsible to sign new license agreements and to keep the brands relevant in the joint venture territory, which is the core business of the joint venture.

•	Substantially all of the entity’s assets are leased to the reporting enterprise.

This factor has not been met. The only assets contributed to the joint venture were the trademarks, license agreements and related intellectual property assets in the joint venture territory (see above). They were contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to other joint ventures; the trademarks in the joint venture territories are of relatively minor value compared to the Company’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in the joint venture territory (see above) to 3rd parties – unrelated to either the Company or its partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by the joint venture.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.

The principal purpose of the joint venture, that being to license trademarks in the joint venture territory (see above), is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner for both Iconix SE Asia and Iconix MENA, GBG, which is one of the world’s leading branded apparel, footwear, fashion accessories and related lifestyle product companies. GBG completed a reorganization and spin-off from Li & Fung Limited in July 2014 and continues to benefit from the extensive global supply network of Li & Fung. GBG has more than 50 offices across the world with approximately 200 employees who provide design, licensing and management services for over 350 global brands including Under Armour, Disney, Frye, Mercedes-Benz and Coca Cola.

Based on the above analysis, we have concluded that Iconix SE Asia and Iconix MENA are not VIEs. However, even assuming Iconix SE Asia and Iconix MENA are VIEs, the Company does not believe it is required to consolidate either of such joint venture entities under Topic 810.

However, if Iconix SE Asia is considered a VIE, we again reiterate the purpose and design of the joint venture, which is to form 50/50 joint ventures with well-capitalized, established and connected local business partners who looked to profit from ownership in lucrative intellectual properties. The joint venture was not created to remove underperforming assets from our consolidation and organize and entity with non-substantive voting rights. The assets contributed to the joint venture were profitable. The Company does not have the power to direct the joint venture by itself, rather, those activities that require unanimous approval by the joint venture’s Board, on which each partner has equal representation, or that require the unanimous approval of the Company and its partner (as equity holders), are substantial and intended to ensure that no partner can unilaterally make significant decisions on behalf of the joint venture. As the

Company does not have the power to unilaterally direct the activities of the joint venture, power over the joint venture would thus be considered shared, consistent with the intention and legal terms of the operating agreement. A core principle in the qualitative assessment of who should consolidate a VIE is based on a control concept that is described as a combination of power over the entity and exposure to losses or benefits of the entity, and that each is necessary to demonstrate control.19

As an initial matter, it is important to reiterate, as discussed above, that the Company does not believe any of its partners from which it accepted an Installment Payment arrangement for a portion of their 50% interest in a joint venture are de facto agents of, or related parties to, the Company. In that context, under the VIE guidance, an analysis of (i) the purpose and design of the VIE; and (ii) whether the Company has power over the VIE is necessary in making a determination as to whether the Company should consolidate the VIE.

Iconix SE Asia

With respect to Iconix SE Asia, both (i) the purpose and design of the joint venture and (ii) the Company’s lack of power over the significant activities conducted by the joint venture support the Company’s conclusion that it should not consolidate Iconix SE Asia. The following facts and circumstances were considered by the Company in arriving at such conclusion:

(i) The Purpose and Design of Iconix SE Asia

The Company’s primary purpose in forming Iconix SE Asia was to bring the intellectual property (the “IP”) related to our brands to the Southeast Asian, Korean, European and Greater China territories (collectively, the “Iconix SE Asia Territories”) markets more quickly and efficiently than we believe would have been possible if we were to build out wholly-owned operations ourselves. To get a best-in-class, local partner to devote management time and resources to our brands in the Iconix SE Asia Territories, we gave Global Brands Group Asia Limited (“GBG”) the ability to buy equity interests in our IP relating to such territories. As such, the JV was designed to provide a residual return to the equity investors, as well as through certain fee arrangements that are discussed below.

Moreover, Iconix SE Asia was not established to remove underperforming assets that generated significant expenses from the Company’s balance sheet. In fact, the assets contributed to the joint venture were assets that generate significant revenue with minimal expense (comprised of intellectual property and license agreements), and the Company is not required to fund any losses or other activities of Iconix SE Asia. Further, the trademarks and license agreements were not removed from the Company’s balance sheet to provide off-balance sheet financing. The Company is well-capitalized with access to capital markets, possesses a BBB corporate rating from Standard & Poors and has historically been able to obtain debt and equity financing through a variety of established sources.

[19]	Remarks before the 2009 AICPA National Conference on SEC and PCAOB Developments by Arie S. Wilgenburg, Professional Accounting Fellow, Office of the Chief Accountant, on December 7, 2009.

In terms of the design of Iconix SE Asia, as further described below, the joint venture is designed to leverage GBG’s experience in the relevant markets and local presence by interacting with the joint venture’s business relationships on a day-to-day basis. As evidence of such design, GBG has responsibility for managing Iconix SE Asia on a day-to-day basis (other than back office functions). In addition, through its designation as the local manager of the joint venture, GBG has responsibility for (1) providing market experience in respect of the territory, (2) identifying potential licensees and (3) assisting in enforcement of license agreements in respect of the territory.

The importance of GBG in the design of Iconix SE Asia is further evidenced by the disparity in fees received by GBG (for its service as Iconix SE Asia’s local manager) and the Company (for its service as the joint venture’s administrative manager - responsible for administrative matters such as providing or arranging for back office services and maintenance of trademarks). GBG, in performing its services as the joint venture’s local manager, is paid a monthly fee equal to 15% of the revenues collected by Iconix SE Asia in the preceding month. The Company, on the other hand, is paid a third of that amount, receiving a monthly fee of just 5% of the revenues collected by Iconix SE Asia in the preceding month.

The Company believes the design of the joint venture also provides substantial benefits to GBG. For instance, while Iconix SE Asia’s profit margin is similar to that earned by the Company, the Company believes the joint venture’s profit margin is significantly greater than that typically earned by GBG. In addition, GBG has been seeking to develop a brand management platform through the acquisition of an ownership interest in brands, as opposed to solely serving as a licensee or agent. However, outside of its interests in Iconix SE Asia and Iconix MENA, the Company believes GBG had only acquired an ownership interest in seven brands as of the end of the 2014 calendar year. Iconix SE Asia provided GBG with a 50% ownership interest in an extensive number of trademark registrations relating to twenty-four brands, in the aggregate, in the Southeast Asian, Korean, European and Greater China territories. In fact, following the Company’s contribution to Iconix SE Asia of assets relating to the “Umbro” soccer brand in respect of Greater China (in September 2014), GBG signed a deal with David Beckham, an internationally recognized soccer athlete, to launch Beckham-branded consumer products in Asia. The Company believes GBG’s ownership interest in soccer branded intellectual property ultimately aided it in signing a deal with David Beckham.

(ii) The Company’s Lack of Power Over Iconix SE Asia

The Company does not have any more power over Iconix SE Asia than GBG. In fact, each of the Company and GBG have the right to appoint an equal number of members to the joint venture’s Board of Directors, which is allocated the authority to approve the majority of significant decisions and activities related to its operations. The remaining significant decisions and activities related to the joint venture’s operation require the affirmative approval of each of the Company and GBG, in their capacity as shareholders of the entity. There is no voting or similar agreement between the Company and GBG requiring GBG to vote in a specified manner on any such matters brought to the Board or shareholders for approval. As such, the Company does not have the ability to control the activities of the joint venture on its own, without consideration of GBG. Accordingly, each of the Company and GBG are free to pursue its own separate interests should either choose to do so.

In performing its functions as Iconix SE Asia’s local manager, GBG has substantially more influence on the joint venture entities’ activities than the Company. The most important activities conducted by the joint venture are those related to licensing its brands and enforcing its license agreements (so royalty and other payments from its licensees are actually received). While each license agreement entered into by the joint venture must be approved by its Board, as the local manager, GBG has the power to determine which potential licensees it will submit to the Board for approval. As such, GBG, as opposed to the Company, has more ability to influence the joint venture’s sole source of revenue. Furthermore, with GBG being the only one of the venture’s two partners with a physical presence in the overwhelming majority of the territories included in the joint venture, GBG is situated to significantly influence the venture’s ability to collect receivables from licensees.

Therefore, based on the consideration of the above factors, including all relevant facts and circumstances, we believe the Company should not consolidate Iconix SE Asia, and doing so would potentially mislead its investors into believing the Company had control over the joint venture.

Iconix MENA

Similar to Iconix SE Asia, with respect to Iconix MENA, both (i) the purpose and design of the joint venture and (ii) the Company’s lack of power over the significant activities conducted by the joint venture support the Company’s conclusion that it should not consolidate Iconix MENA. The following facts and circumstances were considered by the Company in arriving at such conclusion:

(i) The Purpose and Design of Iconix MENA

The Company’s primary purpose in forming Iconix MENA was to bring the IP related to our brands to the MENA territories to market more quickly and efficiently than we believe would have been possible if we were to build out wholly-owned operations ourselves. To get a best-in-class partner to devote management time and resources to our brands in the MENA territories, we gave GBG the ability to buy equity interests in our IP relating to such territories. As such, the JV was designed to provide a residual return to the equity investors, as well as through certain fee arrangements that are discussed below.

Moreover, Iconix MENA was not established to remove underperforming assets that generated significant expenses from the Company’s balance sheet. In fact, the assets contributed to the joint venture were assets that generate significant revenue with minimal expense (comprised of intellectual property and license agreements), and the Company is not required to fund any losses or other activities of Iconix MENA. Further, the trademarks and license agreements were not removed from the Company’s balance sheet to provide off-balance sheet financing. The Company is well-capitalized with access to capital markets, possesses a BBB corporate rating from Standard & Poors and has historically been able to obtain debt and equity financing through a variety of established sources.

In terms of the design of Iconix MENA, as further described below, the joint venture gave GBG the ability to establish a local presence in the MENA territories. As evidence of such design, GBG has responsibility for managing Iconix MENA on a day-to-day basis (other than back office functions). In addition, through its designation as the local manager of the joint venture, GBG has responsibility for (1) providing market experience in respect of the territory, (2) identifying potential licensees and (3) assisting in enforcement of license agreements in respect of the territory.

The importance of GBG in the design of Iconix MENA is further evidenced by the disparity in fees received by GBG (for its service as Iconix MENA’s local manager) and the Company (for its service as the joint venture’s administrative manager - responsible for administrative matters such as providing or arranging for back office services and maintenance of trademarks). GBG, in performing its services as the joint venture’s local manager, is paid a monthly fee equal to 15% of the revenues collected by Iconix MENA in the preceding month (other than in respect of the Umbro and Lee Cooper brands). The Company, other the other hand, is paid a third of that amount, receiving a monthly fee of just 5% of the revenues collected by Iconix MENA in the preceding month (other than in respect of the Umbro and Lee Cooper brands).

The Company believes the design of the joint venture also provides substantial benefits to GBG. For instance, while Iconix MENA’s profit margin is similar to that earned by the Company, the Company believes the profit margin of the joint venture is significantly greater than that typically earned by GBG. In addition, GBG has been seeking to develop a brand management platform through the acquisition of an ownership interest in brands, as opposed to solely serving as a licensee or agent. However, outside of its interests in Iconix SE Asia and Iconix MENA, the Company believes GBG had only acquired an ownership interest in seven brands as of the end of the 2014 calendar year. Iconix MENA provided GBG with a 50% ownership interest in an extensive number of trademark registrations relating to twenty-four brands in the MENA territories.

(ii) The Company’s Lack of Power Over Iconix MENA

The Company does not have any more power over Iconix MENA than GBG. In fact, each of the Company and GBG have the right to appoint an equal number of members to the joint venture’s Board of Directors, which is allocated the authority to approve the majority of significant decisions and activities related to its operations. The remaining significant decisions and activities related to the joint venture’s operation require the affirmative approval of each of the Company and GBG, in their capacity as shareholders of the entity. There is no voting or similar agreement between the Company and GBG requiring GBG to vote in a specified manner on any such matters brought to the Board or shareholders for approval. As such, the Company does not have the ability to control the activities of the joint venture on its own, without consideration of GBG. Accordingly, each of the Company and GBG are free to pursue its own separate interests should either choose to do so.

In performing its functions as Iconix MENA’s local manager, GBG has substantially more influence on the joint venture entities’ activities than the Company. The most important activities conducted by the joint venture are those related to licensing its brands and enforcing its license agreements (so royalty and other payments from its licensees are actually received). While each license agreement entered into by the joint venture must be approved by its Board, as the local manager, GBG has the power to determine which potential licensees it will submit to the Board for approval. As such, it, as opposed to the Company, has the ability to control the joint venture’s sole source of revenue.

Therefore, based on the consideration of the above factors, including all relevant facts and circumstances, we believe the Company should not consolidate Iconix MENA, and doing so would potentially mislead its investors into believing the Company had control over the joint venture.

As discussed above, the Company does not believe its joint venture partners are related parties of the Company. Consequently, we do not believe the related tiebreaker test applies.

However, the Staff requested that the Company perform an analysis under ASC 810-10-25-44 of which partner is most closely associated with, and the primary beneficiary of, those of its international joint ventures (i) in which the Company accepted an Installment Payment arrangement from its partner for a portion of its 50% interest; and (ii) that include puts/calls and/or guarantees (the “Subject Joint Ventures”). Solely for purposes of performing such analysis, the Company has assumed the Subject Joint Ventures are VIEs.

Pursuant to ASC 810-10-25-44, in order to determine which party within a related party group is more closely associated with a VIE, all relevant facts and circumstances must be considered, including the following:

(a)	the existence of a principal-agency relationship between the parties within the related party group, i.e., joint venture partners;

(b)	the relationship and significance of the activities of the VIE to the various parties within the related party group, i.e., joint venture partners;

(c)	a party’s exposure to the variability associated with the anticipated economic performance of the VIE; and

(d)	the design of the VIE.

Set forth below is an analysis under ASC 810-10-25-44 of each of the Subject Joint Ventures, considering the foregoing factors, including other relevant facts and circumstances.

Iconix SE Asia

Under ASC 810-10-25-44, the Company notes that there are mixed factors in the analysis, some pointing to Iconix, while others point to GBG. However, on balance we believe the preponderance of the factors would identify Iconix as being more closely associated with the joint venture, under the assumption that a tiebreaker analysis is required. The following facts and circumstances were considered by the Company in arriving at such conclusion:

(a)	The existence of a principal-agency relationship between the parties within the related party group, i.e., joint venture partners - In considering whether the Company and GBG had a principal-agency relationship upon formation of Iconix SE Asia, we note that:

(i)	Neither the Company nor GBG leads the other in any manner, nor is either in charge of the other. In fact, each of the Company and GBG have the right to appoint an equal number of members to the joint venture’s Board of Directors, which is allocated the authority to approve the majority of significant decisions and activities related to its operations. The remaining significant decisions and activities related to the joint venture’s operation require the affirmative approval of each of the Company and GBG, in their capacity as shareholders of the entity. There is no voting or similar agreement between the Company and GBG requiring GBG to vote in a specified manner on any such matters brought to the Board or shareholders for approval. Accordingly, each of the Company and GBG are free to pursue its own separate interests should either choose to do so.

(ii)	Neither the Company nor GBG influenced the other to make their respective variable interests in Iconix SE Asia. GBG did request that the Company accept an Installment Payment arrangement in respect of a portion of the purchase price for its 50% interest in the joint venture, but the Company’s decision to accept such arrangement was in no way controlled or compelled by GBG. Similarly, the Company did not require GBG to satisfy a portion of the purchase price through such arrangement.

(iii)	Neither the Company nor GBG bears any significant risks on the other’s behalf, recognizing that GBG’s significant net worth, excluding its interest in Iconix SE Asia, provides adequate means to satisfy its Installment Payment obligations. In fact, GBG has made paid all installments due to date in a timely manner. Further, we do not believe the timing of payments for GBG’s investment (e.g., Day 1 or Day 2) has any bearing on a principal-agent analysis for two well-capitalized parties.

(iv)	GBG is not a professional service provider to the Company, nor have any of its principals ever been officers, employees or members of the Company’s Board of Directors.

Accordingly, the Company concluded that there is no principal-agency relationship between the Company and GBG and that this factor is not determinative.

(b)	The relationship and significance of the activities of the VIE to the various parties within the related party group, i.e., joint venture partners – As the primary operator of Iconix SE Asia in the SE Asia Territory, GBG clearly has a more significant relationship with, and influence on, its activities. In this regard, we note that:

(i)	GBG had a significant presence in each of the Southeast Asian, Korean, European and Greater China territories as of the closing of each of the September 2013, June 2014 and September 2014 transactions, as opposed to the Company which had no physical presence in nearly all such territories as of the closing of the relevant transactions.[20] As a result, GBG had both the experience in the relevant markets, and the local presence, to interact with the joint venture’s business relationships on a day-to-day basis. In fact, as the local manager, GBG has responsibility for managing Iconix SE Asia on a day-to-day basis (other than back office functions).

(ii)	As noted above, GBG serves as the local manager of Iconix SE Asia. As such, in addition to managing its activities on a day-to-day basis, it also has responsibility for (1) providing market experience in respect of the territory, (2) identifying potential licensees and (3) assisting in enforcement of license agreements in respect of the territory. In performing these functions, GBG has substantially more influence on the joint venture entities’ activities than the Company. The most important activities conducted by Iconix SE Asia are those related to licensing its brands and enforcing its license agreements (so royalty and other payments from its licensees are actually received). While each license agreement entered into by the joint venture must be approved by its Board, GBG has the power to determine which potential licensees it will submit to the Board for approval. As such, it, as opposed to the Company, has the ability to control the joint venture’s sole source of revenue. Furthermore, with GBG being the only one of the venture’s two partners with a physical presence in the overwhelming majority of the territories included in the joint venture, GBG is situated to significantly influence the venture’s ability to collect receivables from licensees.

(iii)	Evidencing the significance of Iconix SE Asia to GBG, the Company notes that GBG, in performing its services as Iconix SE Asia’s local manager, is paid a monthly fee equal to 15% of the revenues collected by Iconix SE Asia in the preceding month. The Company, other the other hand, as the administrative manager of the joint venture (responsible for administrative matters such as providing or arranging for back office services and maintenance of trademarks), is paid a third of that amount, receiving a monthly fee of just 5% of the revenues collected by Iconix SE Asia in the preceding month.

(iv)	The Company’s variable interest in Iconix SE Asia does not represent a substantial portion of the Company’s total assets. The Company’s total assets are valued at approximately $3.0 billion, while its 50% interest in the joint venture’s assets amounts to just $15.9 million, or approximately 0.5% of the Company’s total assets. Further evidencing the significance of the joint venture to GBG, as opposed to the Company, (x) the Company’s FY 2014 GAAP Net Income was approximately $152.7 million, while GBG’s comparable figure, reported under

[20]	Through its subsidiaries, the Company maintains offices in the UK and Luxembourg. However, GBG’s physical presence in the European territory is significantly greater.

Hong Kong Financial Reporting Standards, was approximately $104.2 million; and (y) while Iconix SE Asia’s profit margin is similar to that earned by the Company, the Company believes it is significantly greater than that typically earned by GBG[21].

(v)	The Company believes GBG has been seeking to develop a brand management platform through the acquisition of an ownership interest in brands, as opposed to solely serving as a licensee or agent. However, outside of its interest in Iconix SE Asia and Iconix MENA, the Company believes GBG had only acquired an ownership interest in seven brands as of the end of the 2014 calendar year. Iconix SE Asia provided GBG with a 50% ownership interest in an extensive number of trademark registrations relating to twenty-four brands, in the aggregate, in over 60 countries.

(vi)	Following the Company’s contribution to Iconix SE Asia of assets relating to the “Umbro” soccer brand in respect of Greater China (in September 2014), GBG signed a deal with David Beckham, an internationally recognized soccer athlete, to launch Beckham-branded consumer products in Asia. The Company believes GBG’s ownership interest in soccer branded intellectual property ultimately aided it in signing a deal with David Beckham.

Because these factors do not indicate increased or unusual association of Iconix SE Asia to the Company, they serve to support the Company’s conclusion that the activities of Iconix SE Asia are much more related and significant to GBG. As a result, we believe that this indicator would point toward GBG as being most closely associated with the joint venture.

(c)	A party’s exposure to the variability associated with the anticipated economic performance of the VIE – The put and guarantees in favor of GBG in Iconix SE Asia result in the Company’s exposure to expected losses of the VIE which appear to exceed of GBG’s exposure to expected losses. However, we believe this exposure to be de minimis and therefore not material to the “tie-breaker” analysis. Furthermore, the fees received by GBG for its services as local manager (15% of monthly revenue), and the fees received by the company for its service as the administrative manager (5% of monthly revenue) are themselves each a form of variable interest, and GBG actually holds a greater amount of those variable interests than the Company.

While these factors are mixed, we believe that on a qualitative basis our exposure to downside variability associated with the joint venture’s anticipated economic performance slightly exceeds our partner’s downside exposure, which would point to Iconix being most closely associated with the joint venture.

(d)	The design of the VIE – For a summary of the entity’s design, please refer to the discussion above regarding “The Purpose and Design of Iconix SE Asia.”

[21]	Per GBG’s Annual Report for the six-month period ended December 31, 2014, its turnover (i.e., gross revenue) as a percentage of EBITDA (as defined) was 9.6%, as compared to 8.3% in the comparable prior year period.

While the joint venture was designed to provide significant operational and financial benefits to both partners, we note the puts and calls create an incentive for a potential transaction at a future date for Iconix to reacquire the underlying intellectual property. That is, if the joint venture performs well, we will have an incentive to exercise the call option; if the joint venture underperforms, the joint venture partner will have an incentive to exercise the put option.

It is important to note that there was no expectation at inception, nor is it currently expected that either option will be exercised. However, it appears the initial design of the entity points in favor of Iconix as being most closely associated with the joint venture.

Therefore, based on the consideration of the above factors, with additional weight given to downside variability (factor “c”) and the design of the entity (factor “d”), we believe the Company would be the party most closely associated with the joint venture. Given the subjective nature of this analysis, it is possible that other parties (such as our joint venture partners) may reach alternative conclusions.

Iconix MENA

Under ASC 810-10-25-44, the Company notes that there are mixed factors in the analysis, some pointing to Iconix, while others point to GBG. However, on balance we believe the preponderance of the factors would identify Iconix as being more closely associated with the joint venture, under the assumption that a tiebreaker analysis is required. The following facts and circumstances were considered by the Company in arriving at such conclusion:

(a)	The existence of a principal-agency relationship between the parties within the related party group, i.e., joint venture partners - In considering whether the Company and GBG had a principal-agency relationship upon formation of Iconix MENA, we note that:

(i)	Neither the Company nor GBG leads the other in any manner, nor is either in charge of the other. In fact, each of the Company and GBG have the right to appoint an equal number of members to the joint venture’s Board of Directors, which is allocated the authority to approve the majority of significant decisions and activities related to its operations. The remaining significant decisions and activities related to the joint venture’s operation require the affirmative approval of each of the Company and GBG, in their capacity as shareholders of the entity. There is no voting or similar agreement between the Company and GBG requiring GBG to vote in a specified manner on any such matters brought to the Board or shareholders for approval. Accordingly, each of the Company and GBG are free to pursue its own separate interests should either choose to do so.

(ii)

Neither the Company nor GBG influenced the other to make their respective variable interests in Iconix MENA. GBG did request that the Company accept an Installment Payment arrangement in respect of a portion of the purchase price for its 50% interest in the joint venture, but the Company’s decision to accept it was in no way controlled or compelled by GBG. Similarly, the Company did not require GBG to satisfy a portion of the purchase price through such an arrangement.

(iii)	Neither the Company nor GBG bears any significant risks on the other’s behalf, recognizing that GBG’s significant net worth, excluding its interest in Iconix MENA, provides adequate means to repay the note receivable to the Company. Further, we do not believe the timing of payments for GBG’s investment (e.g., Day 1 or Day 2) has any bearing on a principal-agent analysis for two well capitalized companies.

(iv)	GBG is not a professional service provider to the Company, nor have any of its principals ever been officers, employees or members of the Company’s Board of Directors.

Accordingly, the Company concluded that there is not a principal-agency relationship between the Company and GBG, and this this factor is not determinative.

(b)	The relationship and significance of the activities of the VIE to the various parties within the related party group, i.e., joint venture partners – As the primary operator of Iconix MENA in the MENA Territory, GBG clearly has a more significant relationship with, and influence on, its activities. In this regard, we note that:

(i)	By purchasing a 50% interest in Iconix MENA and serving as its local manager, GBG was given the opportunity to develop a presence in the MENA Territory (a presence it desired to achieve through its investment in the joint venture and service as its local manager), as opposed to the Company which has no physical presence in the MENA Territory.

(ii)	As noted above, GBG serves as the local manager of Iconix MENA. As such, in addition to managing its activities on a day-to-day basis, it also has responsibility for (1) providing market experience in respect of the territory, (2) identifying potential licensees and (3) assisting in enforcement of license agreements in respect of the territory. In performing these functions, GBG has substantially more influence on the joint venture entities’ activities than the Company. The most important activities conducted by Iconix MENA are those related to licensing its brands and enforcing its license agreements (so royalty and other payments from its licensees are actually received). While each license agreement entered into by the joint venture must be approved by its Board, GBG has the power to determine which potential licensees it will submit to the Board for approval. As such, it, as opposed to the Company, has the ability to control the joint venture’s sole source of revenue. Furthermore, with GBG being the only one of the venture’s two partners with a physical presence in the MENA Territory, GBG is situated to significantly influence the joint venture’s ability to collect receivables from its licensees.

(iii)	Evidencing the significance of Iconix MENA to GBG, the Company notes that GBG, in performing its services as Iconix MENA’s local manager, is paid a monthly fee equal to 15% of the revenues collected by Iconix MENA in the preceding month (other than in respect of the Umbro and Lee Cooper brands). The Company, other the other hand, as the administrative manager of the joint venture (responsible for administrative matters such as providing or arranging for back office services and maintenance of trademarks) is paid 1/3 of that amount, receiving a monthly fee of just 5% of the revenues collected by Iconix MENA in the preceding month (other than in respect of the Umbro and Lee Cooper brands).

(iv)	The Company’s variable interest in Iconix MENA does not represent a substantial portion of the Company’s total assets. The Company’s total assets are valued at approximately $3.0 billion, while its 50% interest in the joint venture’s assets amounts to just $14.6 million, or approximately 0.5% of the Company’s total assets. Further evidencing the significance of the joint venture to GBG, as opposed to the Company, (x) the Company’s FY 2014 GAAP Net Income was approximately $152.7 million, while GBG’s comparable figure, reported under Hong Kong Financial Reporting Standards, was approximately $104.2 million; and (y) while Iconix MENA’s profit margin is similar to that earned by the Company, the Company believes it is significantly greater than that typically earned by GBG.

(v)	The Company believes GBG has been seeking to develop a brand management platform through the acquisition of an ownership interest in brands, as opposed to solely serving as a licensee or agent. However, outside of its interest in Iconix SE Asia and Iconix MENA, the Company believes GBG had only acquired an ownership interest in seven brands as of the end of the 2014 calendar year. Iconix MENA provided GBG with a 50% ownership interest in an extensive number of trademark registrations relating to twenty-four brands in over 25 countries.

Because these factors do not indicate increased or unusual association of Iconix MENA to the Company, they serve to support the Company’s conclusion that the activities of Iconix MENA are much more related and significant to GBG. As a result, we believe that this indicator would point toward GBG as being most closely associated with the joint venture.

(c)	A party’s exposure to the variability associated with the anticipated economic performance of the VIE – The existence of the put in favor of GBG in Iconix MENA result in the Company’s exposure to expected losses of the VIE, which appear to exceed of GBG’s exposure to expected losses. However, the fees received by GBG for its services as local manager (15% of monthly revenue), and the fees received by the company for its service as the administrative manager (5% of monthly revenue) are themselves a form of variable interests, and GBG actually holds a greater amount of those variable interests than the Company.

While these factors are mixed, we believe that on a qualitative basis our exposure to downside variability associated with the joint venture’s anticipated economic performance slightly exceeds our partner’s downside exposure, which would point to Iconix being most closely associated with the joint venture.

(d)	The design of the VIE – For a summary of the entity’s design, please refer to the discussion above regarding “The Purpose and Design of Iconix MENA.”

While the joint venture was designed to provide significant operational and financial benefits to both partners, we note the puts and calls create an incentive for a potential transaction at a future date for Iconix to reacquire the underlying intellectual property. That is, if the joint venture performs well, we will have an incentive to exercise the call option; if the joint venture underperforms, the joint venture partner will have an incentive to exercise the put option.

It is important to note that there was no expectation at inception, nor is it currently expected that either option will be exercised. However, it appears the initial design of the entity points in favor of Iconix as being most closely associated with the joint venture.

Therefore, based on the consideration of the above factors, with additional weight given to downside variability (factor “c”) and the design of the entity (factor “d”), we believe the Company would be the party most closely associated with the joint venture. Given the subjective nature of this analysis, it is possible that other parties (such as our joint venture partners) may reach alternative conclusions.

Category E: Ico Canada

Joint Venture Contains the Following Features:
Category	Installment Payments	Call	Put	Guarantee	Management Fees

E	yes	yes	no	yes	no

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with the Company’s analysis and conclusion underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

The equity instruments subject to the call will remain outstanding after the call is exercised, if ever. Therefore, the equity instruments themselves will continue to participate significantly in profits and losses, whether or not such call option is exercised. Equity instruments that are not subject to call options also clearly participate in profits and losses.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable. There are no subordinated interests.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

The note receivable the Company accepted from its joint venture partner as a portion of the initial consideration would not be considered “at risk” initially. However, the approximate 50% portion of equity representing the Company’s ownership interest, as well as the portion for which cash was received from the other partner, are considered at risk.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% even when excluding the portion of equity that was financed for our partner. This amount of equity at risk is sufficient because the revenue from trademarks, licenses and related assets contributed to the joint venture are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, the joint venture can immediately begin operations. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the formation of the joint venture. Based on management’s experience with licensing and brand management, the initial equity contributed by the Company and its partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

Not applicable. As a group, the holders of the equity investment at risk (the Company and its partner together) have the ability through 50/50 voting rights to make significant decisions about the joint venture. All significant decisions affecting the joint venture will be made by the managers who are appointed by the Company and its partner, or unanimously by the Company and its partners, as equity holders. No other outside entity will have any influence over the joint venture’s activities.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Expected losses are allocated 50/50 between the Company and its partner. With regards to guarantees, they were representations by the Company, similar to an indemnity, to assure its partner of the minimum royalties for certain licenses being contributed in light of due diligence limitations. In that regard, it was easier for the Company to issue a guarantee than it was for the partner to carry out the due diligence it normally would perform (e.g., contact and examine licensees to establish validity and potential). The guarantee is limited to a specific time period and relatively short as compared to the number of years of guaranteed minimum royalties under contract. Further, the magnitude of the guarantee was immaterial as compared to the total future minimum royalties contractually due to the joint venture. The Company therefore considered the guarantee a non-substantive feature of the transaction as it has no substantive effect on the joint venture’s status as a VIE, the Company’s power over a VIE, or the Company’s obligation to absorb losses or its right to receive benefits of the joint venture. However, if the guarantees are considered substantive, we agree the equity holders as a group would lack the obligation to absorb losses.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic does not apply as both the Company and its partner have a 50/50 right to receive the expected residual returns of the joint venture. The returns are not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company passed on performing an analysis on the first characteristic as the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both the Company and its partner, based on the conclusion that the partner is not a de facto agent of the Company. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of the joint venture’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.

This factor has not been met. The revenue contributed was not from trademarks, license agreements and related intellectual property assets that were underperforming.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in a specific territory (i.e., Canada) to 3rd parties – unrelated to the Company or its partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell products to the Company.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.

This factor has not been met. The entity’s only activities are licensing the trademarks and rights in the joint venture’s territory (see above) to 3rd parties – unrelated to either the Company or its partner- and purchasing or licensing 3rd party brands. There are no products being purchased from the Company.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.

This factor has not been met, as the option included in the agreement is for the Company to call a 5% interest from its partner, as determined by a formula as set forth in the operating agreement. It is based on the greater of a certain fixed amount or a multiple of projected future royalty amount which must be agreed upon by both the Company and its partner, meant to approximate fair market value as of the date of exercise. The call options are not exercisable until at least two years after the formation of the joint venture.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.

This factor has not been met. There are no forced capital calls after the Company and its partner contribute their initial contribution (both have same obligation), and if additional capital is needed, it would be required to be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.

Not applicable- this joint venture will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.

This factor has not been met. Although the Company contributed the revenues from trademarks, license agreements and related intellectual property assets in the joint venture’s territory (see above) to the joint venture, it had no business activity and no operations in or devoted to Canada. The joint venture can negotiate new license agreements and is responsible for keeping the brands relevant in the joint venture territory, which is the core business of the joint venture.

•	Substantially all of the entity’s assets are leased to the reporting enterprise.

This factor has not been met. The only assets contributed to the joint venture were the revenues from trademarks, license agreements and related intellectual property assets in the joint venture territory (see above). It was contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to other joint ventures; the trademarks in the joint venture territory are of relatively minor value compared to the Company’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in the joint venture territory (see above) to 3rd parties – unrelated to either the Company or its partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by the joint venture.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.

The principal purpose of the joint venture, that being to license trademarks in the joint venture territory (see above), is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner, Buffalo International ULC (“BIU”). Based in Montreal, Canada, its management team has extensive experience working in the apparel industry. Since founding the Buffalo brand in 1985, the management team has established over 3,000 points of distribution for the brand, including 20 branded, standalone stores. Canada is a market where BIU has significant relationships with wholesalers and retailers.

Based on the above analysis, we have concluded that Ico Canada is not a VIE.

However, if Ico Canada is considered a VIE, we again reiterate the purpose and design of the joint venture, which is to form 50/50 joint ventures with well-capitalized, established and connected local business partners who looked to profit from ownership in lucrative intellectual properties. The joint venture was not created to remove underperforming assets from our consolidation and organize and entity with non-substantive voting rights. The revenues contributed to the joint venture arises from assets that were profitable. The Company does not have the power to direct the joint venture by itself, rather, those activities that require unanimous approval by the joint venture’s Board, on which each partner has equal representation, or the Company and its partners as equity holders, are substantial and intended to ensure that no partner can unilaterally make significant decisions on behalf of the joint venture. As the Company does not have the power to unilaterally direct the activities of the joint venture, power over the joint venture would thus be considered shared, consistent with the intention and legal terms of the operating agreement. A core principle in the qualitative assessment of who should consolidate a VIE is based on a control concept that is described as a combination of power over the entity and exposure to losses or benefits of the entity, and that each is necessary to demonstrate control.22

With respect to Ico Canada, both (i) the purpose and design of the joint venture and (ii) the Company’s lack of power over the significant activities conducted by the joint venture support the Company’s conclusion that it should not consolidate Ico Canada. The following facts and circumstances were considered by the Company in arriving at such conclusion:

(i) The Purpose and Design of Ico Canada

The Company’s primary purpose in forming Ico Canada was to expand the presence of its brands in the Canadian market more quickly and efficiently than we believe would have been possible if we were to build out wholly-owned operations ourselves. To get a best-in-class, local partner to devote management time and resources to our brands in the Canadian territory, we gave Buffalo International ULC (“BIU”) the ability to buy equity interests in certain of our IP in respect of the Canadian territory. Moreover, Ico Canada was not established to remove underperforming assets that generated significant expenses from the Company’s balance sheet. In fact, the revenue stream contributed to the joint venture is derived from assets that generate significant revenue with minimal expense (comprised of intellectual property and license agreements), and the Company is not required to fund any losses of Ico Canada. In addition, Ico Canada was not established in order to provide a means of financing to the Company.

In terms of the design of Ico Canada, as further described below, the joint venture is designed to leverage BIU’s experience in the relevant market and local presence by interacting with licensees and other business relationships on a day-to-day basis. As evidence of such design, BIU manages Ico Canada on a day-to-day basis (other than back office functions). In addition, BIU (1) provides market experience in respect of the Canadian territory, (2) identifies potential licensees and (3) assists in the enforcement of license agreements in respect of the territory.

The Company believes the design of the joint venture also provides substantial benefits to BIU. For instance, while Ico Canada’s profit margin is similar to that earned by the Company, the Company believes it is significantly greater than that typically earned by BIU. In addition, Ico Canada has, in part, provided BIU with an ownership interest in an asset that it is currently seeking to leverage in order to build a broader brand management platform

(ii) The Company’s Lack of Power Over Ico Canada

The Company does not have any more power over Ico Canada than BIU. In fact, each of the Company and BIU have the right to appoint an equal number of members to the Board of Directors of the joint venture’s general partner, which is allocated the authority to approve, organize, administer, manage, control and operate Ico Canada’s affairs, subject to the authority granted by the Board of Directors to day to day managers. The remaining significant decisions related to the joint venture require the unanimous affirmative approval of each of the Company

[22]	Remarks before the 2009 AICPA National Conference on SEC and PCAOB Developments by Arie S. Wilgenburg, Professional Accounting Fellow, Office of the Chief Accountant, on December 7, 2009.

and BIU, in their capacity as equity holders of Ico Canada’s general partner. There is no voting or similar agreement between the Company and BIU requiring BIU to vote in a specified manner on any such matters brought to the Board or equity holders for approval. As such, the Company does not have the ability to control the activities of the joint venture on its own, without consideration of BIU. Accordingly, each of the Company and BIU are free to pursue its own separate interests should either choose to do so. The Company does not believe the notes receivable issued by BIU to the Company alter this balance of power, recognizing that BIU’s significant net worth, excluding its interest in Ico Canada, provides adequate means to repay the notes receivable to the Company. In fact, BIU has made all installments payments due to date in a timely manner.

In performing its functions as Ico Canada’s local manager, BIU has the ability to significantly affect the joint venture’s revenue stream. The most important activities relating to Ico Canada are licensing and enforcement of license agreements (so royalty and other payments from licensees are actually received). With BIU being the only one of the venture’s two partners with a physical presence in the Canada, BIU is situated to significantly influence the ability to collect receivables from licensees.

Therefore, based on the consideration of the above factors, including all relevant facts and circumstances, we believe the Company should not consolidate Ico Canada, and doing so would potentially mislead its investors into believing the Company had control over the joint venture.

However, if the Staff disagrees and believes the joint venture is a VIE because the Company’s partner is considered a de facto agent of the Company, we then move to the guidance prescribed by ASC 810-10-25-44, the so-called “tiebreaker test,” to determine which party, the Company or its partner, is more closely associated with the VIE. Whichever party is more closely associated with the VIE is determined to be the primary beneficiary, and as the primary beneficiary would consolidate the VIE.

Under ASC 810-10-25-44, the Company has determined that its joint venture partner, BIU, is more closely associated with Ico Canada than the Company. The following facts and circumstances were considered by the Company in arriving at such conclusion:

(a) The existence of a principal-agency relationship between the parties within the related party group, i.e., joint venture partners - In considering whether the Company and BIU had a principal-agency relationship upon formation of Ico Canada, we note that:

(i) Neither the Company nor BIU leads the other in any manner, nor is either in charge of the other. In fact, each of the Company and BIU23 have the right to appoint an equal number of members to the Board of Directors of the joint venture’s general partner, which is allocated the authority to approve, organize, administer, manage, control and operate Ico Canada’s affairs, subject to the authority granted by the Board of Directors to day to day managers. The remaining significant decisions related to

[23]	With respect to matters relating to the general partner of Ico Canada, BIU acts through its subsidiary. The Company has no direct or indirect economic or other interest in such subsidiary.

the joint venture require the unanimous affirmative approval of each of the Company and BIU, in their capacity as equity holders of Ico Canada’s general partner. There is no voting or similar agreement between the Company and BIU requiring BIU to vote in a specified manner on any such matters brought to the Board of the joint venture’s general partner or its equity holders for approval. Accordingly, each of the Company and BIU are free to pursue its own separate interests should either choose to do so.

(ii) Neither the Company nor BIU influenced the other to make their respective variable interests in Ico Canada. BIU did request to issue the Company notes receivable in respect of a portion of the purchase price for its 50% interest in the joint venture, but the Company’s decision accept them was in no way controlled or compelled by BIU. Similarly, the Company did not require BIU to satisfy a portion of the purchase price through the issuance of notes receivable.

(iii) Neither the Company nor BIU bears any significant risks on the other’s behalf, recognizing that BIU’s significant net worth, excluding its interest in Ico Canada, provides adequate means to repay the notes receivable to the Company. In fact, BIU has paid all installments due to date in a timely manner. Further, we do not believe the timing of payments for GBG’s investment (e.g., Day 1 or Day 2) has any bearing on a principal-agent analysis for two well capitalized companies.

(iv) BIU is not a professional service provider to the Company, nor have any of its principals ever been officers, employees or members of the Company’s Board of Directors.

Accordingly, the Company concluded that there is not a principal-agency relationship between the Company and BIU and that this factor is not determinative.

(b) The relationship and significance of the activities of the VIE to the various parties within the related party group, i.e., the joint venture partners – As the primary operator of Ico Canada in the Canadian territory, BIU clearly has a more significant relationship with, and influence on, its activities. In this regard, we note that:

(i) BIU is based in Canada, as opposed to the Company, which has no physical presence in the country. As a result, BIU both the experience in the relevant market and the local presence to interact with the joint venture’s business relationships (including, without limitation, licensees of Canadian IP) on a day-to-day basis. In fact, BIU manages Ico Canada on a day-to-day basis (other than back office functions).

(ii) With respect to the joint venture, BIU also (1) provides market experience in respect of the territory, (2) identifies potential licensees and (3) assists in enforcement of license agreements in respect of the territory. The most important activities relating to Ico Canada are those related to licensing and enforcement of license agreements (so royalty and other payments from licensees are actually received).

With BIU being the only one of the venture’s two partners with a physical presence in Canada, BIU is situated to significantly influence collection of receivables from licensees.

(iii) The Company’s variable interest in Ico Canada does not represent a substantial portion of the Company’s total income before taxes. The Company’s total income before taxes for the year ended December 31, 2014 (“FY 2014”) was approximately $229.2 million, while the Company estimates24 BIU’s income before taxes for their most recently completed fiscal year was approximately $15-20 million. Ico Canada’s total income before taxes for FY 2014 was approximately $5.4 million, or approximately 2% of the Company’s income before taxes, as compared to approximately 27%-36% of BIU’s income before taxes. This demonstrates Ico Canada is substantially more significant to BIU than to the Company.

(iv) Ico Canada has, in part, provided BIU with an ownership interest in an asset that it is currently seeking to leverage in order to build a broader brand management platform.

Because these factors do not indicate increased or unusual association of Ico Canada to the Company, they serve to support the Company’s conclusion that the activities of Ico Canada are much more related and significant to BIU. As a result, we believe that this indicator would point toward BIU as being most closely associated with the joint venture.

(c) A party’s exposure to the variability associated with the anticipated economic performance of the VIE – The existence of the guarantee in favor of BIU in Ico Canada may appear to cause the Company’s exposure to variability associated with the anticipated economic performance of Ico Canada to be in excess of BIU’s exposure to such variability. However, we believe this exposure to be de minimis and therefore not material to the “tie-breaker” analysis.

(d) The design of the VIE – The notes receivable issued by BIU were not a driving factor in the joint venture’s design. As noted above, they were incidental to the transaction. With respect to the call option, which is limited to a right to purchase 5% of the outstanding equity of Ico Canada, the purchase price varies based on a formula designed to approximate fair value. Consequently, the design of the option does not provide an incentive for the Company to exercise it. Moreover, Ico Canada was not established to remove underperforming assets that generated significant expenses from the Company’s balance sheet. In fact, the assets contributed to the joint venture were assets that generate significant revenue with minimal expense (comprised of intellectual property and license agreements). In addition, Ico Canada was not established as a means of providing the Company with a source of financing.

Rather, as discussed above in “The Purpose and Design of Ico Canada,” we believe that the geographic and market presence of this entity in Canada causes this indicator to point toward BIU as being most closely associated with Ico Canada.

[24]	BIU is a private company.

Therefore, based on the consideration of the above factors, with additional weight given to the significance of the entity’s activities compared to BIU (factor “b”), we believe the Company would not be the party most closely associated with the joint venture, and BIU is its ultimate primary beneficiary.

Category F: Iconix SE Asia (June 2014), Iconix SE Asia (September 2014)

Joint Venture Contains the Following Features:
Category	Installment Payments	Call	Put	Guarantee	Management Fees

F	yes	yes	yes	yes	yes

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with stated positions from the Company underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

The equity instruments subject to the call and put will remain outstanding after the option is exercised, if ever. Therefore, the equity instruments themselves will continue to participate significantly in profits and losses, whether or not such call or put option is exercised.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable. There are no subordinated interests.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

The Installment Payment arrangements that the Company accepted from its joint venture partner as a portion of the initial consideration would not be considered “at risk” initially. However, the approximate 50% portion of equity representing the Company’s ownership interest, as well as the portion for which cash was received from the other partner, are considered at risk.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% even when excluding the portion of equity we agreed to accept payment for in future installments from our partner. This amount of equity at risk is sufficient because the trademarks, license agreements and related intellectual property assets contributed to the joint venture are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, the joint venture can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e., trademarks or the economic rights to trademarks through an exclusive, royalty-free perpetual master license agreement between Iconix and the joint venture) to conduct its operations. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the formation of the joint venture. Based on management’s experience with licensing and brand management, the initial equity contributed by the Company and its partner has been deemed to be sufficient, due to the minimal costs required to generate income.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

Not applicable. As a group, the holders of the equity investment at risk (the Company and its partner together) have the ability through 50/50 voting rights to make significant decisions about the joint venture. All significant decisions affecting the joint venture will be made by the managers who are appointed by the Company and its partner, or unanimously by the Company and its partners as equity holders. No other outside entity will have any influence over the joint venture’s activities.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Expected losses are allocated 50/50 between the Company and its partner. With respect to the put option, this characteristic does not apply as expected losses are allocated between the Company and its partner. No holder of equity at risk is directly or indirectly protected from the expected losses. No other party is entitled to income or responsible to absorb losses of the joint venture. In this context, we note the put options simply reallocate expected losses between the equity at risk instruments, and are embedded in those instruments (i.e., the puts are not freestanding).

With regards to guarantees, they were representations by the Company, similar to an indemnity, to assure its partner of the minimum royalties for certain licenses being contributed in light of due diligence limitations. In that regard, it was easier for the Company to issue a guarantee than it was for the partner to carry out the due diligence it normally would perform (e.g., contact and examine licensees to establish validity and potential). The guarantee is limited to a specific time period and relatively short as compared to the number of years of guaranteed minimum royalties under contract. Further, the magnitude of the guarantee was immaterial as compared to the total future minimum royalties contractually due to the joint venture. The Company therefore considered the guarantee a non-substantive feature of the transaction as it has no substantive effect on the joint venture’s status as a VIE, the Company’s power over a VIE, or the Company’s obligation to absorb losses or its right to receive benefits of the joint venture. However, if the guarantees are considered substantive, we agree the equity holders as a group would lack the obligation to absorb losses.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic does not apply as both the Company and its partner have a right to receive the expected residual returns of the joint venture. The returns are not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

To be a VIE, both characteristics described in the above paragraph must exist. The Company passed on performing an analysis on the first characteristic as the second characteristic is not deemed to have been met as substantially all of the entities activities are conducted by or on behalf of both the Company and its partner, based on the conclusion that the partner is not a de facto agent of the Company. In coming to this conclusion, the Company considered the below factors which would be indicators that substantially all of the joint venture’s activities are conducted on behalf of an investor that has disproportionately few voting rights:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet.

This factor has not been met. The trademarks, license agreements and related intellectual property assets that were contributed were not underperforming – the fair value of the trademarks (based on cash flow projections) exceeded the carrying value.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in a specific territory (i.e., Southeast Asia Territory and additional territories added through the June 2014 and September 2014 transactions) to 3rd parties – unrelated to the Company or its partner, and purchasing or licensing 3rd party brands. The entity has no intention to sell products to the Company.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.

This factor has not been met. The entity’s only activities are licensing the trademarks and rights in the joint venture’s territory (see above) to 3rd parties – unrelated to either the Company or its partner- and purchasing or licensing 3rd party brands. There are no products being purchased from the Company.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.

This factor has been met, as the option included in the agreement is for the Company to call a 5% interest from its partner, as determined by a formula as set forth in the operating agreement. It is based on a fixed premium to the original purchase price. The call options are only exercisable for a six-month period following the two-year anniversary of the formation of the joint venture. The put options are not exercisable until at least five years after the formation of the joint venture for all the partner’s outstanding equity interest in the assets contributed, the pricing for which is determined by the greater of a formula set forth in the operating agreement based on historical royalties with a fixed minimum portion related to specific countries, meant to approximate fair market value at the date of exercise.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls.

This factor has not been met. There are no forced capital calls after the Company and its partner contribute their initial contribution (both have same obligation), and if additional capital is needed, it would be required to be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.

Not applicable- this joint venture will not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities.

This factor has not been met. Although the Company contributed the trademarks, license agreements and related intellectual property assets in the joint venture’s territories (see above) to the joint venture, it had no business activity and no operations in or devoted to such territories. The joint venture is responsible to sign new license agreements and to keep the brands relevant in the joint venture territories, which is the core business of the joint venture.

•	Substantially all of the entity’s assets are leased to the reporting enterprise.

This factor has not been met. The only assets contributed to the joint venture were the trademarks, license agreements and related intellectual property assets in the joint venture territories (see above). It was contributed to the entity and not leased. The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to other joint ventures; the trademarks in the joint venture territories are of relatively minor value compared to the Company’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers.

This factor has not been met. The joint venture’s only activities are licensing the trademarks in the joint venture territories (see above) to 3rd parties – unrelated to either the Company or its partner, and purchasing or licensing 3rd party brands. No financing activities are expected to be done by the joint venture.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity.

The principal purpose of the joint venture, that being to license trademarks in the joint venture territory (see above), is not uniquely complementary to either the Company or its joint venture partner. Rather, the principal purpose of the joint venture is equally complementary to both the Company (a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner, GBG, which is one of the world’s leading branded apparel, footwear, fashion accessories and related lifestyle product companies. GBG completed a reorganization and spin-off from Li & Fung Limited in July 2014 and continues to benefit from the extensive global supply network of Li & Fung. GBG has more than 50 offices across the world with approximately 200 employees who provide design, licensing and management services for over 350 global brands including Under Armour, Disney, Frye, Mercedes-Benz and Coca Cola.

However, if Iconix SE Asia is considered a VIE, we again reiterate the purpose and design of the joint venture, which is to form 50/50 joint ventures with well-capitalized, established and connected local business partners who looked to profit from ownership in lucrative intellectual properties. The joint venture was not created to remove underperforming assets from our consolidation and organize and entity with non-substantive voting rights. The assets contributed to the joint venture were profitable. The Company does not have the power to direct the joint venture by itself, rather, those activities that require unanimous approval by the joint venture’s

Board, on which each partner has equal representation, or from the Company and its partner as equity holders, are substantial and intended to ensure that no partner can unilaterally make significant decisions on behalf of the joint venture. As the Company does not have the power to unilaterally direct the activities of the joint venture, power over the joint venture would thus be considered shared, consistent with the intention and legal terms of the operating agreement. A core principle in the qualitative assessment of who should consolidate a VIE is based on a control concept that is described as a combination of power over the entity and exposure to losses or benefits of the entity, and that each is necessary to demonstrate control.25 See purpose/power analysis for Iconix SE Asia above under category D.

However, if the Staff disagrees and believes the joint venture is a VIE because the Company’s partner is considered a de facto agent of the Company, we then move to the guidance prescribed by ASC 810-10-25-44, the so-called “tiebreaker test,” to determine which party, the Company or its partner, is more closely associated with the VIE. Whichever party is more closely associated with the VIE is determined to be the primary beneficiary, and as the primary beneficiary would consolidate the VIE.

See tie-breaker analysis for Iconix SE Asia detailed above in the analysis under category D.

[25]	Remarks before the 2009 AICPA National Conference on SEC and PCAOB Developments by Arie S. Wilgenburg, Professional Accounting Fellow, Office of the Chief Accountant, on December 7, 2009.

Appendix A – Publications Related to 2004 Speech by Jane Poulin

See highlighted areas of emphasis

Summary of 2004 SEC Conference published by Accounting Research Manager

Activities around an Entity

The SEC staff discussed certain relationships that should be assessed in determining whether an entity is a VIE under FASB Interpretation (FIN) No. 46R, (December 2003) Consolidation of Variable Interest Entities. Referred to as “activities around an entity”, these relationships include:

•	Loans between holders of variable interests in an entity;

•	Equity investments between investors;

•	Puts and calls between the enterprise and other investors and noninvestors;

•	Service arrangements with investors and non-investors; and

•	Derivatives such as total return swaps.

The substance of these relationships is important in assessing whether the entity meets the definition of a variable interest entity under paragraph 5 of FIN 46R. The existence of these relationships can also affect the determination of the primary beneficiary of a VIE.

Summary of 2004 SEC Conference published by Deloitte

Considering “Activities Around the Entity”

Generally, an analysis of a potential variable interest entity (VIE) under Interpretation 46(R) involves only direct interests in the entity. However, Ms. Poulin indicated that the SEC staff has received a number of questions about whether certain contracts or activities between parties other than the VIE, that pertain to the VIE, need to be considered when analyzing Interpretation 46(R).

Further, Ms. Poulin indicated that “these relationships are sometimes referred to as ‘activities around the entity.’” Ms. Poulin offered the following example: Investor A made an equity investment in a potential VIE and Investor A separately made a loan with full recourse to another variable interest holder (Investor B). Can the loan in this situation be ignored when analyzing the application of Interpretation 46(R)?

According to Ms. Poulin, the loan cannot be ignored and may raise questions regarding (1) the analysis of whether equity investments are at risk, and (2) whether as a group, the equity holders have the characteristics of a controlling financial interest. While often difficult to evaluate a loan such as the one A made to B, the substance of the facts and circumstances should be evaluated.

Editor’s Note: Investor B’s investment would not qualify as equity investment at risk under paragraph 5(a)(3) of Interpretation 46(R). The investment was financed for Investor B by a loan from Investor A, another party involved with the entity. The disqualification of Investor B’s equity from being at risk may cause the entity to be a VIE. For example, if Investor B’s investment provides it with participating voting rights, the holders of the equity investment at risk in the entity do not control decisions about the activities of the entity.

BDO Publication, “SEC Insights” in January 2005 following the 2004 Poulin speech.

The SEC staff has addressed the following issues related to the application of FASB Interpretation 46(R), Consolidation of Variable Interest Entities (VIEs):

•	“Activities Around an Entity” – Some registrants have asked whether certain “activities around an entity” would need to be considered in analyzing whether the entity is a VIE. For example, assume Investor A made an equity investment in a potential VIE and Investor A separately made a loan with full recourse to another variable interest holder (Investor B). Can the loan in this situation be ignored when analyzing the application of Interpretation of 46(R)? The staff believes the loan cannot be ignored. The loan should be considered in determining whether Investor B’s interest is at risk and whether the equity holders as a group have the characteristics of a controlling financial interest. According to the staff, other “activities around the entity” include but are not limited to equity investments between investors, puts and calls between the enterprise and other investors and non-investors, service arrangements with investors and non-investors, derivatives (e.g., total-return swaps), and agreements among investors to make tax credits generated from an entity’s business available to one specific investor. The staff believes that all facts and circumstances should be considered in an analysis of Interpretation 46(R).

EY Comment Letter excerpts on Implicit Variable Interests: http://www.fasb.org/cs/BlobServer?blobcol=urldata&blobtable=MungoBlobs&blobkey=id&blobwhere=1175817786538&blobheader=application%2Fpdf

The FSP appropriately points out that paragraph BI0 of the Interpretation discusses one type of implicit variable interest. Accordingly, we believe that financial statement preparers and auditors already are required to consider whether any implicit variable interests exist. As such, we believe the FSP is unnecessary. We believe all of the particular facts and circumstances in transactions should be considered in applying all of the Interpretation’s provisions. As discussed later, however, we believe that practical guidance is needed to identify implicit variable interests. (pg. 1-2)

See also the following EY interpretive guidance, which was attached to the comment letter. It restates the need for judgment, citing the Jane Poulin speech as expressing the same view.

Question: Should transactions that occur outside the entity be considered in determining whether the equity investment is at risk?

Response: We believe transactions that occur outside the entity should be considered not only in determining whether the equity investment is at risk, but also in identifying the parties holding variable interests in the entity and in the entity’s primary beneficiary (if the entity is a VIE). In certain cases, the Interpretation’s provisions specifically prohibit an equity investment from being considered at risk. For example, an equity investment would not be considered at risk pursuant to paragraph 5(a)(4) if it was financed by an unrelated third party that is also involved with the entity. Because the Interpretation’s provisions do not contemplate all potential types of structuring, however, the use of professional judgment (after considering all of the relevant facts and circumstances) will be required.

After providing an example of assessing equity at risk, EY’s interpretation states:

Analysis

We believe the equity investment in this structure also would not be at risk (and the entity would be a VIE) because the substance of guarantee prevents the Equity Provider from being exposed to potential losses of Entity I. We do not believe that a transaction between two parties may be ignored merely because the entity under evaluation is not a direct party to the transaction. We believe all of the relevant facts and circumstances should be considered in applying all of the Interpretation’s provisions.

The SEC staff shares this view, as discussed in a December 2004 speech.

Appendix B – Excerpts of Basis for Conclusions to FIN 46(R)

See highlighted areas for emphasis

FN11 to paragraph 5C

This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this footnote refers to all parties identified in paragraph 16, except for de facto agents under item 16(d)(1).

E38. An enterprise and its affiliates, managers, agents, and other related parties may work as a group to establish and manage a variable interest entity even if no single party in the group meets the conditions in paragraph 14 of this Interpretation. Paragraph 16 includes a provision intended to prevent a variable interest holder from avoiding consolidation of a variable interest entity by arranging to protect its interest or indirectly expand its holdings through other parties.

D41. Paragraph C38 of Interpretation 46 (E38 in this Interpretation) describes the purpose of paragraph 16 as follows:

An enterprise and its affiliates, managers, agents, and other related parties may work as a group to establish and manage a variable interest entity even if no single party in the group meets the conditions in paragraph 14 of this Interpretation. Paragraph 16 includes a provision intended to prevent a variable interest holder from avoiding consolidation of a variable interest entity by arranging to protect its interest or indirectly expand its holdings through other parties.

D42. An enterprise that can restrict, through approval rights, the sale, transfer, or encumbrance of another party’s interests in a variable interest entity may effectively control the economic risks and rewards of those interests. Those rights suggest that the restricted party is acting as an agent and that the enterprise with the approval rights could avoid consolidation of a variable interest entity by arranging to protect its interests or indirectly expand its holdings through other parties. The Board decided to clarify that the right of prior approval creates a de facto agency relationship under paragraph 16(d)(1) if the right could constrain the party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity.

D43. Whether a party is a de facto agent under the provisions of paragraph 16(d)(1) depends on the facts and circumstances. Judgment is required to assess the significance of conditions in an agreement providing an enterprise with the right to approve the sale, transfer, or encumbrance of a party’s interests in a variable interest entity. For example, a de facto agency relationship would exist if a party’s ability to realize the economic benefits of its interest could be constrained by an enterprise’s exercise of its right to approve all sales, transfers, and encumbrances of that interest. In contrast, a de facto agency relationship presumptively is not created under paragraph 16(d)(1) if a party has the ability to realize the economic benefits of its interest by selling that interest without the enterprise’s approval, even if the enterprise’s prior approval is required for all other transfers or encumbrances of that interest. Also, if the right of prior approval is designed solely to prevent transfer of the interest to a competitor or to a less creditworthy, or otherwise less qualified, holder, and such parties are not the only potential purchasers of the interest, the right would not create a de facto agency relationship.